

This is the Bottom Line

RESTAURANTS®

2002 *Annual Report*

Divisional Overviews



Dick Rivera, Vice Chairman



Brad Blum, Vice Chairman


Red Lobster



Edna Morris, President

Number of Restaurants	**667**
Total Sales	**$2.34 Billion**
Average Restaurant Sales	**$3.5 Million**
Market Share of Casual Dining Seafood	**49%**
FY02 Same-Restaurant Sales Growth	**6.2%**

Red Lobster

Founded in 1968, *Red Lobster* is America's most successful casual dining seafood restaurant company. It has led this segment of the industry since its inception by continually evolving with the casual dining consumer, and now boasts record profits and 18 consecutive quarters of positive same-restaurant sales results.


Olive Garden
ITALIAN RESTAURANT



Drew Madsen, President

Number of Restaurants	**496**
Total Sales	**$1.86 Billion**
Average Restaurant Sales	**$3.9 Million**
Market Share of Casual Dining Italian	**30%**
FY02 Same-Restaurant Sales Growth	**6.3%**

Olive Garden

Olive Garden is a family of local restaurants that is the leader in the highly competitive Italian segment of casual dining. As a result of its successful repositioning to remain relevant to today's consumer, the 20-year-old company has posted record profits and 31 quarters of consecutive same-restaurant sales growth.





Gary Heckel, President

Number of Restaurants	**29**
Total Sales	**$125.5 Million**

Bahama Breeze

After six years of operation, *Bahama Breeze* has built an exciting brand based on its promise of a memorable Island vacation experience, with delicious Caribbean cuisine, hand-crafted drinks, live music and a relaxed atmosphere.


Smokey Bones
BBQ
SPORTS BAR



Bob Mock, President

Number of Restaurants	**19**
Total Sales	**$42.4 Million**

Smokey Bones

Darden's newest concept, *Smokey Bones BBQ Sports Bar*, was introduced in September 1999 and began a national expansion in fiscal 2002. The restaurant mixes great-tasting barbecue with mountain lodge comfort and exciting sports action.

Business Description

Darden Restaurants, Inc. is the largest publicly traded casual dining company in the world, serving more than 300 million meals a year at 1,211 restaurants in 49 states across the United States and in Canada. The Company, which operates four distinct restaurant concepts, has annual sales of $4.4 billion. The flagship brands, Red Lobster® and Olive Garden®, are the market share leaders in their segments of casual dining, making Darden the only company in the industry to operate more than one restaurant company with sales exceeding $1.8 billion. Bahama Breeze® and Smokey Bones® BBQ Sports Bar are Darden's two newest concepts, and both were developed internally. Darden employs more than 133,000 individuals and is headquartered in Orlando, Florida.

The Company trades on the New York Stock Exchange under the symbol DRI.

2002 Financial Highlights

Darden Restaurants

Fiscal Year Ended *(In millions, except per share amounts)*	May 26, 2002[1,2]	May 27, 2001[1]	May 28, 2000[1,2]
Sales	$4,368.7	$3,992.4	$ 3,675.5
Restaurant Operating Profit	$ 984.1	$ 868.0	$ 783.9
Net Earnings after Tax	$ 237.8	$ 197.0	$ 176.7
Net Earnings per Share			
Basic	$ 1.36	$ 1.10	$ 0.92
Diluted	$ 1.30	$ 1.06	$ 0.89
Dividends per Share	$ 0.053	$ 0.053	$ 0.053
Average Shares Outstanding			
Basic	174.7	179.6	192.8
Diluted	183.5	185.6	197.8

(1) Adjusted to reflect new accounting rules for sales incentives adopted in the fourth quarter of fiscal 2002.

(2) After-tax restructuring credits of $1.6 million and $5.2 million were taken in 2002 and 2000, respectively, as the Company reversed portions of its 1997 restructuring liability. The liability related to a fiscal year 1997 restructuring and asset impairment charge for restaurant properties that were identified as low performing. During 2000, an after-tax asset impairment charge of $1.6 million was taken related to additional write-downs of impaired properties.

Our Strategic Building Blocks

AT DARDEN RESTAURANTS WE HAVE AN ESTABLISHED STRATEGIC FRAMEWORK THAT GUIDES US ON OUR JOURNEY FROM "GETTING BETTER" TO BECOMING THE BEST, SUPPORTED BY OUR CORE VALUES OF INTEGRITY AND FAIRNESS, RESPECT AND CARING, DIVERSITY, ALWAYS LEARNING/ALWAYS TEACHING, BEING OF SERVICE, TEAMWORK AND EXCELLENCE. AT THE CORE OF THIS FRAMEWORK ARE THREE STRATEGIC IMPERATIVES, OR WHAT WE CALL STRATEGIC "BUILDING BLOCKS":

Leadership Development

This is *the* essential building block. To make our strategic vision a reality, we must have leaders throughout the Company who inspire in their teams a great passion and enthusiasm for people, restaurants and dining.

Culinary and Beverage Excellence

We are committed not only to continually improving and innovating in this critically important part of our business, but also to *redefining* culinary and beverage excellence in casual dining.

(In this year's Annual Report we'll focus on our Culinary and Beverage Excellence strategic imperative.)

Service and Hospitality Excellence

The restaurant business is a people business, and we intend to establish and achieve the industry's very highest service and hospitality standards, as defined by our guests.

SUPPORTING OUR STRATEGIC BUILDING BLOCKS ARE TWO KEY ENABLERS:

Diversity

We will create an environment that welcomes diversity, understands its implications and translates that understanding into appropriate systematic practices at every level of the organization.

Technology

Technology offers tremendous opportunities to directly benefit our guests, employees and suppliers. We want leaders who know how to develop and take full advantage of those opportunities.

TABLE OF CONTENTS

Great Food and Beverage **Produce** Great Results

And so do service, hospitality and atmosphere. But in the restaurant business, it all starts with what's on the plate and in the glass. If it's good, guests will keep coming back. Sales, growth and profits will follow. Sound simple? Sure. Turn the page to read how we combine terrific teams of people, fresh ingredients, tasty recipes, satisfying flavors, dedicated vendors, intense training, talented chefs, consistent performance, customer research and a few dozen other attributes. And what do we get? Great Food. Great Beverages. Great Results. Every Time.

This is the Bottom Line.

Red Lobster® Olive Garden Italian Restaurant Bahama Breeze Smokey Bones BBQ Sports Bar

This is the **Bottom Line**



Keith Keogh

SVP, Culinary & Beverage Excellence

Red Lobster

“We often have to be opportunistic with seafood. We start our planning for Lobsterfest one year out, as soon as we know what type of lobster crop will be available. This forces us to be creative and to tap into the full breadth of product. For example, this led us to develop the hugely successful chilled lobster cocktail. If you look at the Lobsterfest menu, there is a lobster twist on nearly every type of dish imaginable with the exception of dessert.”

Red Lobster

It can be said that Red Lobster was truly the first to bring seafood to America. Prior to 1968, fresh seafood was a delicacy - limited mostly to upscale restaurants or to those fortunate enough to live near water. Today, seafood is still a delicacy, but one that is reasonably priced and accessible to millions, thanks to the 667 Red Lobsters across the country.

We take this responsibility seriously. We invented popcorn shrimp to offer a more affordable entrée, introduced snow crab to the mass market and made one of the sea's most prized delicacies – lobster – widely available through our annual Lobsterfest celebration.

Now, Red Lobster is setting another industry standard through our fresh fish cuisine. This initiative has been driven not only by culinary trends that favor fresh fish dishes, but also by demographic trends, such as health-conscious baby boomers. Red Lobster has met this growing demand by building a fresh fish supply chain that is second to none.

This chain begins with Darden's seafood procurement and Quality Assurance teams – widely acknowledged as among the best in the business. These teams work hand-in-hand with 17 of the country's best fresh fish distributors to obtain both wild harvest and aquaculture fish species that meet our strict specifications. Red Lobster's culinary team, for instance, knows exactly what size fish makes the best cut for a dinner fillet and a smaller lunch fillet. With these specifications in hand, vendors provide a consistent size fish, which increases efficiency in the kitchen through less waste, and satisfaction on the table.

Red Lobster's fresh fish initiative also has led to new, innovative entrées that are keeping the concept fresh and relevant in today's dining market. Guests can choose from several new fresh fish preparations featuring fusion and Asian-inspired recipes, including your choice of fresh fish seared with sesame ginger and served with Asian vegetables and noodles, or grilled with a basil-infusion and served with tomato-arugula salad.

Being the casual dining seafood leader carries high expectations. Red Lobster's fresh fish program is meeting those high expectations for both customers and shareholders. And don't worry . . . the popcorn shrimp are still there, too!


$1.88
$1.94
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RED LOBSTER ANNUAL SALES 98-02
(dollars in billions)


This is a Market Leader


This is a Source of Growth

This is the Bottom Line

Memphis. Austin. Kansas City. The Carolinas. It's hard to think of another food with as much regional variation, loyalty and legend as barbecue.

Perhaps this is why very few restaurants have attempted to go coast-to-coast with a concept that features barbecue. Smokey Bones BBQ Sports Bar is a unique idea, combining delicious barbecue with sports excitement in an exceptionally clean and comfortable mountain lodge setting. Darden sees the broad geographic appeal and popularity of barbecue as a great market opportunity. But the diversity of barbecue styles also makes this a culinary challenge. Just ask John Radcliff, executive chef for Smokey Bones, who has been responsible for the rapidly expanding company's culinary development.

"Barbecue is truly a micro-cuisine with 'mom-and-pop' roots," he says. "In one part of a state, it might be about a vinegar-based sauce and in another part of the state it's mustard-based. In one region, it's pulled pork; in another it's a brisket of beef."

In terms of style, Radcliff notes there really is no right or wrong, but all legendary barbecue must be *good* barbecue – its culinary credibility is based on quality.

To begin the process of developing signature flavor profiles and core recipes for Smokey Bones, Radcliff went to the ultimate arbiter of great barbecue – local competitions. "There is a real community of people who cook barbecue on a competitive basis. If you can win cooking barbecue in a tent, then you have a good chance to win in the marketplace." Radcliff and his team consistently place in the top three spots in competitions throughout the country, using these events to develop and perfect flavors and techniques.

This research process, combined with intensive consumer research across different regions, is clearly making Smokey Bones' menu a winner among customers. With 19 restaurants open at the end of fiscal 2002, most of them performing ahead of our expectations, we are rolling out the concept on a national basis. We plan to add an additional 20 to 25 locations by the end of fiscal 2003 – making Smokey Bones not only a great place for barbecue, but also a great growth vehicle for Darden with what we believe has the eventual sales potential of Olive Garden or Red Lobster.

SMOKEY BONES BBQ RESTAURANT GROWTH
(number of units)


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"*T*here is a Zen-like approach to cooking barbecue, based on time, temperature and texture. I want chefs who are passionate about barbecue and who can truly get excited about serving ribs that are cooked to perfection."



John Radcliff
Director,
Culinary Development
Smokey Bones

SMOKEY BONES BBQ SPORTS BAR

This is the **Bottom Line**



Rick Crossland
SVP, Culinary & Beverage Development
Bahama Breeze

"Red Lobster and Bahama Breeze make Darden the largest seafood purchaser in the country. This frequently gives us an advantage over more upscale, 'tablecloth' restaurants that simply cannot obtain some of the unique seafood products and the level of quality that we can. This product accessibility and our scratch preparation have allowed Bahama Breeze to set a new standard of cooking in the casual dining segment."

Start with a 10-ounce martini glass. Mix a shot of Cuervo Gold Tequila with real kiwi, strawberry and mango ices. Add a splash of cactus juice. Deck the side of the glass with an orange and a lime. The result? The Bahamarita - the signature Island drink at Bahama Breeze and a major margin builder for this highly successful Darden concept.

Great beverages and great food are an integral part of the memorable Island vacation experience Bahama Breeze delivers. Besides refreshing Island drinks, we also serve our own signature beer, Aruba Red, and pour premium well brands in all mixed cocktails. This extensive, top-quality selection of beverages perfectly complements our "kitchen-forward" strategy, which focuses on serving guests fresh, Caribbean-inspired food based on a three-point culinary foundation.

The first of these is scratch preparation, in which nearly everything on the menu is made from scratch. Second, the menu encompasses a variety of bold flavors that demonstrate the Caribbean's heritage as a major culinary crossroads of the world. And third, colorful, artful presentations give every plate an enhanced level of culinary breadth and depth.

Bahama Breeze is building a unique position in the upper-end of casual dining, featuring scratch preparation of food and beverages. This detailed attention to culinary excellence is facilitated by our dinner-only approach (though we open for an early dinner on Sundays, and on Saturdays in some markets).

This translates into exceptional experiences for Bahama Breeze diners and strong margins for Darden. Consider the Bahamarita – guests love its unique flavor and we sell more than one million of these drinks each year. This level of volume, combined with a higher average guest check at generally lower cost of sales, adds up to what we believe will be industry-leading profit margins. This makes Bahama Breeze not only a memorable dining destination, but a highly profitable one as well.


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BAHAMA BREEZE RESTAURANT GROWTH
(number of units)


This is a Margin Builder


This is Inspiration

This is the Bottom Line

In the heart of Tuscany is Riserva di Fizzano, a charmingly restored 11th century village complete with a winery and restaurant. It is a very special place that can change your life...and a key reason why Olive Garden dominates the fiercely competitive Italian segment of the casual dining market.

"Our vision at Olive Garden is to delight every guest with a genuine Italian dining experience," says Salli Setta, SVP of Culinary & Beverage. "It's our heartfelt passion that permeates the entire organization."

Each year, culinary managers from more than 100 different Olive Garden restaurants travel to this Tuscan village to immerse themselves in Italian cuisine and culture at the Olive Garden Riserva di Fizzano restaurant and adjoining Culinary Institute of Tuscany. Here, they take courses from Executive Chef Romana Neri (pictured on the right) on Italian cooking essentials, such as the importance of the freshest ingredients, the art of cooking pasta, the layering of flavors and the marriage of Italian food and wine. They come for knowledge, but above all else they return to their respective restaurants with inspiration. Restaurant general managers, servers and other team members also visit Riserva di Fizzano and the Institute and bring back the best of Italy to their restaurants.

This represents an unprecedented partnership Olive Garden established with the Zingarelli family, owners of the property and the Rocca della Macie winery. It has helped Olive Garden's talented culinary development team create award-winning dishes, such as Pork Filettino, Mixed Grill, Tortelloni di Fizzano, Spaghetti delle Rocca and Lobster Spaghetti. The result is that guests can enjoy the best menu in casual dining, as rated by *Restaurant Business* magazine.

Developing new dishes is just one of the many ways that 20-year-old Olive Garden is bringing innovation, quality and value to the marketplace. In recent years, we have focused on making wine an integral part of the Olive Garden dining experience. We created the Olive Garden Wine Institute of Napa Valley to train managers on how to make wine approachable and enjoyable for their guests, and expanded our offerings to include 38 award-winning wines. *The Wall Street Journal* took notice and honored Olive Garden for having the best wine program in casual dining, as did the Monterey Wine Festival.

And how does culinary and beverage inspiration translate to the bottom line? Olive Garden's relentless commitment to fresh ideas has played a critical role in generating same-restaurant sales increases for 31 consecutive quarters at this company with almost 500 restaurants – an achievement that keeps both chefs and shareholders inspired.

OLIVE GARDEN
ANNUAL SALES 98-02
(dollars in billions)


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"Our vision and passion at Olive Garden, which is shared by our entire culinary and beverage team, is to delight every guest with a *genuine Italian dining experience* that features fresh, simple and delicious Italian food, complemented by a great glass of wine."



Salli Setta
SVP, Culinary & Beverage
Olive Garden

To Our Shareholders, Employees and Guests

FISCAL 2002 WAS AN EXTRAORDINARY YEAR. WHILE WE AND OTHERS ANTICIPATED SEVERAL OF THE YEAR'S IMPORTANT DEVELOPMENTS, INCLUDING THE ECONOMIC SOFTNESS THAT EXISTED FOR MOST OF THE YEAR, MUCH OF WHAT TOOK PLACE WAS TRULY UNIMAGINABLE. CERTAINLY, THE SEPTEMBER 11 TERRORIST ATTACKS AND ALL THAT THEY TRIGGERED FALL INTO THAT CATEGORY. AND, GIVEN THEIR SCALE AND SCOPE, SO DO THE CORPORATE GOVERNANCE AND FINANCIAL REPORTING LAPSES THAT HAVE OCCURRED AT OTHER COMPANIES.

Through it all, Darden performed exceptionally well. We were fully prepared for the economic slowdown, successfully navigating through it with even greater focus on operating excellence in our restaurants and on developing and delivering very effective marketing programs. We also responded quickly and appropriately to the unanticipated. In the aftermath of September 11, our people were great sources of support to our guests, to our communities and to each other, helping the nation heal during a period of incredible uncertainty. And we took the questioning of corporate practices as an opportunity to thoroughly review our governance framework and financial reporting policies, which reaffirmed our confidence that Darden's business is managed responsibly, with the highest ethical standards.



Joe R. Lee
Chairman and Chief Executive Officer

While responding to both expected and unexpected developments, Darden was able to produce another year of record financial results, fueled by strong performance at each of our operating companies.

- Revenues increased 9% to $4.37 billion because of continued same-restaurant sales growth at Red Lobster and Olive Garden and accelerated new restaurant growth on a total Company basis.

- Excluding unusual non-operating gains, fiscal 2002 earnings after tax increased 20% to $236.2 million, our highest level ever.

- Earnings per share on a diluted basis rose 22% to $1.29, excluding unusual non-operating gains. This compares to 16% compound annual growth in diluted EPS since we became a public company at the end of fiscal 1995 and meets our targeted annual long-term EPS growth range of 15% to 20%.

- Red Lobster's total sales were a record $2.34 billion, a 7.1% increase from the prior year, and average sales per restaurant reached a record $3.5 million. Red Lobster's same-restaurant sales growth for the year was 6.2%, with over half of it coming from guest count increases. Red Lobster ended the year with 18 consecutive quarters of comparable restaurant sales growth.

- Olive Garden grew even faster and achieved new sales records, with total sales increasing 9.5% to $1.86 billion and average sales per restaurant climbing to $3.9 million. Olive Garden's same-restaurant sales grew 6.3% and over half of the gain was the result of guest count growth. Olive Garden ended the year with 31 consecutive quarters of same-restaurant sales growth.

- Bahama Breeze's award-winning culinary and beverage offerings and outstanding service continued to provide a solid platform for expansion. Bahama Breeze opened eight new restaurants, ending the year with 29 restaurants operating in 20 different markets. While we experienced softened sales in some markets, which we attribute to reduced air travel from the combined effects of the recession and terrorism-related safety concerns, Bahama Breeze continued to generate annualized sales per restaurant in excess of $5 million – among the highest in casual dining.

Our Core Purpose: "To nourish and delight everyone we serve."

- Smokey Bones BBQ Sports Bar more than doubled in size, opening 10 new restaurants to end the year with 19 in operation. Smokey Bones' combination of terrific smoked and barbecued foods in a relaxed sports bar atmosphere remains broadly appealing, and expansion will ramp up in 2003.

- With our strong cash flow and balance sheet, share repurchase remained meaningful. We purchased 9 million shares of our common stock in fiscal 2002, even as we invested in growth.

With yet another year of excellent operating and financial performance, we remain excited about what is possible here at Darden. We believe we are creating a great company, one that will be widely recognized as the best in casual dining. All the elements are in place. These include:

- A vibrant industry.
- Darden's strong restaurant companies.
- An effective strategic framework.
- Financial strength and stability.
- Enduring values.
- And, most importantly, terrific people.

A VIBRANT INDUSTRY

Our industry, casual dining, is large and growing. With compound annual growth of nearly 7% since 1990, total sales reached $56 billion in calendar 2001. And we believe casual dining sales will continue to grow between 6% and 8% a year over the next 10 years because of strong growth in the number of people entering their 50s and 60s, the peak years of casual dining usage, as well as continued increases in the number of working women, per capita incomes and payroll employment levels. All of these developments support lifestyle changes we've witnessed for some time now, which place a premium on the time-saving and social connection benefits of dining out. The power of these factors was clearly demonstrated in 2002 when, despite the recession and other factors that put downward pressure on consumer confidence, casual dining sales grew 5.5% for the calendar year.

DARDEN'S STRONG RESTAURANT COMPANIES

As we continue to capitalize on the casual dining growth opportunity, Darden has two trusted restaurant companies with well-established consumer appeal, two exciting emerging restaurant companies and a proven ability to create winning new concepts. Our two established companies are market leaders in important segments of the casual dining industry. Red Lobster has a 49% share of casual dining seafood, a segment that accounts for 7.8% of total casual dining industry sales. The casual dining Italian segment is 10.3% of the total casual dining industry, and Olive Garden's sales represent 30% of this significant category. Reinforcing our dominance, we know from internally and externally generated consumer research that both Red Lobster and Olive Garden are performing better and better – after nearly 35 years in operation at Red Lobster and nearly 20 years at Olive Garden.



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$3.43
$3.68
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$4.37
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TOTAL SALES
(dollars in billions)

We also continue to expand our emerging companies, and their ultimate business potential is meaningful. We believe Bahama Breeze can reach at least $500 million in total sales in the first phase of our national expansion, and Smokey Bones is capable of becoming at least a $1.5 billion business. These two businesses also reflect our proven ability to create winning new concepts that are responsive to lasting consumer demand. The New Business team that developed Olive Garden, Bahama Breeze and Smokey Bones continues to work on new opportunities with powerful market potential.

Darden's success at effectively evolving our current businesses and creating winning new concepts is the result of a number of strengths. Two are especially important – our advanced brand management capabilities and our highly developed operating infrastructure. As brand managers, we understand the importance of constant dialogue with our guests and with casual dining consumers generally, gaining a sense of how they view the competitive landscape, their likes and dislikes and what we can do that's appealingly different. We use these insights to develop stronger menu offerings and service models and to craft advertising and promotional strategies that drive guest traffic and build loyalty.

We can do this because we have the operating infrastructure to deliver on the promises made. Our information technology and other systems enable us to recruit and train people who can meet high standards, to purchase and deliver high-quality ingredients to our restaurants and to maintain good financial controls in every restaurant, all on the enormous scale at which we operate – delivering millions of meals a week across North America.

AN EFFECTIVE STRATEGIC FRAMEWORK

With all of Darden's strengths, everyone in the organization recognizes that to be a great company – to be the best – we must operate our existing businesses at levels of excellence well beyond where we are today, even as we continue to expand the Company. In short, we must continue to strive for brilliance with the basics in everything we do. We believe we have a strategic framework that provides us with excellent guidance.

That strategic framework is well understood throughout the Company and it's the reason for the strong progression of performance improvement we've had to this point. Three strategic imperatives – leadership development, culinary and beverage excellence, and service and hospitality excellence – are at the core of our framework. In addition, diversity and technology literacy are the key enablers of our strategic success, reflecting our ongoing belief that a well-developed organization-wide commitment to these areas will facilitate meaningful advancements in each area of strategic importance.

Leadership development is the lynchpin of our strategic efforts, and we've made tremendous progress in this area. Much of what's been done recently involves expanding upon and enhancing initiatives started in prior years, like our enterprise-wide talent assessment and development and succession planning process. We also continue to develop new initiatives each year, and a great example is the diversity learning experience provided to nearly all director-level leaders in fiscal 2002. This program was modeled on the intensive diversity learning experience completed by each officer during the prior two years to nurture the development of diversity literacy. And it reinforces the officers' experience, since each plays an important role in the learning experiences of our directors.

FINANCIAL STRENGTH AND STABILITY

We continue our journey to be the best with one very powerful asset – we have the financial resources to fund our growth strategy, in good times and bad. Our excellent cash flows and solid balance sheet are reflected in the Company's investment-grade credit ratings. These provide us with flexible access to capital at a relatively attractive cost. We intend to preserve this financial strength by maintaining a balanced capital structure that has a prudent mix of debt and equity, and by paying close attention to other key credit ratios.

ENDURING VALUES

While we benefit from competing in an industry that has strong long-term prospects and we have a terrific group of restaurant companies, a great strategy and excellent financial strength, we know we cannot be successful without a clear sense of who we are. We understand and appreciate Darden's core values, values that have been forged over the 64-year heritage started by our founder, Bill Darden. As we continue the journey toward becoming the best casual dining company, we will look to these values for guidance and know they will be especially critical when we're faced with unexpected opportunities or challenges.

As an organization, we value:

- ***Integrity and fairness.*** It all starts with integrity. We trust in the integrity and fairness of each other to always do the right thing, to be open, honest and forthright with ourselves and others, to demonstrate courage, to solve without blame and to follow through on all our commitments.
- ***Respect and caring.*** We reach out with respect and caring. We have a genuine interest in the well being of others. We know the importance of listening, the power of understanding and the immeasurable value of support.


$1.29
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$0.45
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NET EARNINGS PER DILUTED SHARE
(before unusual non-operating items)

- ***Diversity.*** Even though we have a common vision, we embrace and celebrate our individual differences. We are strengthened by a diversity of cultures, perspectives, attitudes and ideas. We honor each other's heritage and uniqueness. Our power of diversity makes a world of difference.
- ***Always learning – always teaching.*** We learn from others as they learn from us. We learn. We teach. We grow.
- ***Being "of service."*** Being of service is our pleasure. We treat people as special and appreciated by giving of ourselves, doing more than expected, anticipating needs and making a difference.
- ***Teamwork.*** Teamwork works. By trusting one another, we bring together the best in all of us and go beyond the boundaries of ordinary success.
- ***Excellence.*** We have a passion to set and pursue, with innovation, courage and humility, ever-higher standards.

These values communicate the behaviors and attitudes we cherish as we strive to deliver on Darden's Core Purpose, which is: ***"To nourish and delight everyone we serve."*** That is what motivates us to be the best.

TERRIFIC PEOPLE

"The greatest competitive edge our company has is the quality of our employees, evidenced by the excellent job they do every day." Bill Darden, the founder of Darden Restaurants, recognized that decades ago and it remains just as true today. I want to thank our more than 133,000 employees for accepting the challenges we've put before them. Everyone is fully committed to becoming the best casual dining company now and for generations, and we intend to get there by living our values each and every day and nourishing and delighting everyone we serve.



Joe R. Lee
Chairman and Chief Executive Officer

Operations Overview

Red Lobster®

In a year marked by recession and post 9/11 uncertainty, Red Lobster's strength as a trusted brand and, indeed, an American icon, were most evident. The 34-year-old leader in casual dining seafood posted record results during fiscal 2002.

- Total sales reached a record high of $2.34 billion, 7.1% over fiscal 2001.
- Same-restaurant sales growth, which has continued for 18 consecutive quarters, increased 6.2% for the year.
- The average weekly same-restaurant guest count rose 3.4% to a 10-year high.

This performance reaffirms Red Lobster's strategy of offering great seafood at a great value. In addition to the great variety of seafood we serve every day, much of our success during the year centered on well-executed features, such as "30 Shrimp for $9.99," our signature "Lobsterfest" and a "Festival of Crab" celebration. These advertised campaigns emphasized Red Lobster's classic favorites and exciting new offerings, while underscoring the important elements of this enduring, trusted brand.

Much of Red Lobster's success reflects a strategic approach to culinary development, which includes a systemized analytical tool – Menu Offering Rationalization and Evaluation (MORE) – that helps determine how well our menu mix matches the tastes and preferences of our guests.

Red Lobster's recently launched fresh fish initiative, emphasizing the freshest fish in casual dining, is a product of this disciplined approach. Rigorous research also characterizes Red Lobster's beverage strategy. As a result of this continued focus, adult beverage sales were up in fiscal 2002. And as Red Lobster continues to improve the total dining experience offered to guests, this remains a significant opportunity for growth.

Red Lobster continues to add to a long tradition of culinary innovation in a multi-unit restaurant operation. *Restaurant Business* magazine recognized Executive Chef Stephen Anderson as the most influential and creative menu planner in the chain restaurant market this year, naming him the magazine's first ever "Menu Strategist of the Year" for his key role in enhancing the Red Lobster menu with bigger, bolder flavors and expanding its fresh fish selections. Anderson was also a recipient of *Nation's Restaurant News'* 2002 MenuMaster Award, which highlights the role of research and development in food service. Red Lobster's culinary management team gained further strength this past year with the addition of Keith Keogh, a highly regarded culinarian, as Senior Vice President of Culinary and Beverage Excellence.

The Red Lobster team enjoys an enviable position in the restaurant industry. Serving 2.8 million guests each week, we command 49% of the casual dining seafood market, and seafood is what casual dining consumers order most frequently when they dine out – especially as they get older and dine out more often.

RED LOBSTER SAME-RESTAURANT SALES GROWTH vs. CASUAL DINING AVERAGE

(as a percentage)



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Knapp Track™ Casual Dining Average

Great Food and Beverage **Produce** *Great Results*



>> Brilliant with the Basics **>> Awards and Recognition**

Olive Garden Italian Restaurant

With a clearly defined business strategy – "A family of local restaurants focused on delighting every guest with a genuine Italian dining experience" – Olive Garden had a highly successful fiscal 2002. Based on our own guest surveys, guest satisfaction levels across the board – ranging from food taste to server attentiveness – reached highest-ever levels and helped produce record financial and operating results.

- Total sales reached a record $1.86 billion, an increase of 9.5% over fiscal 2001.
- Same-restaurant sales growth reached 31 consecutive quarters – with a 6.3% increase for the year, driven by same-restaurant guest count growth of 3.2%.
- Operating profit, operating profit return-on-sales and return-on-capital also reached record levels.
- New restaurant growth accelerated, with the opening of 20 new restaurants featuring the exciting Tuscan Farmhouse design.
- Olive Garden completed the RevItalia program to renovate existing restaurants, which – together with the introduction of the Tuscan Farmhouse design for new restaurants – is a significant platform for the continued repositioning of the restaurants, making them even more attractive to the ever-changing and demanding casual dining consumer.

Olive Garden's culinary strategy to expand our already dominant market leadership in the Italian casual dining segment is to provide guests with a broad range of fresh, simple and delicious Italian food at a great value. At the core of this menu are traditional favorites such as Lasagna, Fettuccini Alfredo and Chicken Parmigiana. Olive Garden is focused on continually improving these items and pairing them with great wines that complement their familiar, comfortable flavors.

These classic recipes are balanced with a variety of approachably authentic entrées that are expanding the already popular appeal of the menu. These dishes include Pork Filettino, Lobster Spaghetti, Chicken Marsala and others, and often originate in our Tuscany-based Culinary Institute, where many Olive Garden chefs and culinary managers train each year and are immersed in the culinary and cultural passion of Italy.

OLIVE GARDEN SAME-RESTAURANT SALES GROWTH vs. CASUAL DINING AVERAGE

(as a percentage)


8.1
6.8
8.3
5.3
8.7
7.2
5.6
7.1
4.2
5.9
9.8
5.3
q1 q2 q3 q4 q1 q2 q3 q4 q1 q2 q3 q4
'00
'01
'02
Olive Garden
Knapp Track™ Casual Dining Average

Olive Garden's continued emphasis on wine as an integral part of the genuine Italian dining experience is also helping drive guest satisfaction and sales growth. Our beverage strategy mirrors our approach to the food section of the menu. There is a mix of popular, widely recognizable offerings and attractive varietals. In addition to appealing choices, a key to the success of the wine program is great service. New service features that are helping guests feel more comfortable with wine include the "wine conversation," which includes wine sampling on Friday and Saturday nights.

As we mark our 20th year, we will maintain our focus on helping more guests enjoy wine as part of a genuine Italian dining experience, as well as implement ever-higher service standards. These priorities, combined with a relentless commitment to freshness and quality ingredients, will help ensure that guests not only have a delightful Olive Garden experience, but also keep coming back for more.





>> Culinary & Beverage Excellence **>> Strong Core Values** **>> Growth Strategies**

Bahama Breeze is effectively building a unique position in the upper-end of the casual dining market. The popularity of the concept – Caribbean-inspired cuisine and beverages, prepared from scratch, in a fun and entertaining atmosphere – is unquestionable. Our guest reviews averaged more than 95% excellent in fiscal 2002. At this point, marketing is primarily "word-of-mouth." And nightly crowds regularly enjoy filling their wait time by listening to live music on the deck, ordering an array of tropical drinks and anticipating a meal that is truly worth the wait.

This meal is unmatched in the casual dining segment thanks to Darden's ability to obtain the choicest ingredients and Bahama Breeze's exceptional team of chefs. This level of culinary excellence requires strong vendor partnerships and intensive training. Every manager, for instance, spends 12 weeks in culinary training alone – two at the training kitchen in Orlando, Florida, and 10 in the restaurant. By the time this process is complete, a manager is completely familiar with every recipe on the menu. Training even extends to vendors. Every produce vendor working with Bahama Breeze must spend three days in Orlando training with the restaurant's original produce partner, Red's Market.

This detailed attention to fresh ingredients and culinary techniques is part of the reason Bahama Breeze consistently garners high praise for its cuisine. Reviews and industry rankings are far above those usually found in casual dining. Some examples include:

- Zagat – Excellent Rating
- American Culinary Federation National Soup & Sauce Competition – 1st Place Gold Medal
- NAFEM Invitational Culinary Contest – 2001 1st Place Gold Medal
- Orlando Foodie Awards including Best Chain, Best Theme, Worth a Wait, Best Outdoor Dining and Best Overall Restaurant

LOCATIONS THROUGH FISCAL 2002


Las Vegas
Denver (2)
Phoenix (2)
Schaumburg
Detroit (2)
Rochester
Indianapolis
Cincinnati
Louisville
Raleigh
Memphis
Oklahoma City
Atlanta (3)
Dallas (2)
Birmingham
Austin
Orlando (3)
Tampa
Fort Myers
Miami (2)

- *The Las Vegas Review Journal* – Best New Restaurant and Best Tropical Drink by the Reader's Poll.

This culinary success is enhanced by Bahama Breeze's dinner-only business approach (we open early for dinner on Sundays and, in some markets, on Saturdays). High-margin beverages comprise a higher percentage of sales during the dinner meal period, and limited hours of service, combined with a higher per person check average, lower the cost of sales. It also allows us to focus more intensely on our scratch preparation of delicious, artfully presented Island-inspired food and beverages, and positions us to achieve our goal of being the leader in the upper-end of casual dining.

During fiscal 2002, sales surpassed $125 million and eight new restaurants opened, to bring the company's total to 29 locations. The Bahama Breeze management team also spent much of the year refining site strategy, adjusting our real estate pipeline and streamlining the development process for future sites. With our culinary success firmly established and a business model designed to generate high profitability, Bahama Breeze is well on the way to realizing its considerable potential.





SMOKEY BONES BBQ SPORTS BAR

During fiscal 2002, Smokey Bones BBQ performed very well. Sales more than doubled. Ten locations were added for a total of 19 restaurants in operation in nine states. But there's much more to come, as we accelerate our national expansion.

With three years of testing and operations experience, we are more convinced than ever of Smokey Bones' market potential. This confidence is based on three factors:

Differentiated Concept – The "three-dimensional" nature of the concept – barbecue in a sports bar environment with a mountain lodge décor – differentiates Smokey Bones from all other competitors in casual dining, including other barbecue and sports bar concepts.

Market Fragmentation – Barbecue restaurants and sports bars are highly fragmented segments of casual dining, with no dominant player on a national level.

Broad Appeal – Barbecue carries broad appeal across regional and demographic lines, including age, gender, ethnicity and income.

The combination of these factors creates an expansion potential that we believe could become an operating company with at least $1.5 billion in annual sales in the future.

The Smokey Bones team spent much of fiscal 2002 fine-tuning the concept. This included conducting intensive demographic and geographic research.

LOCATIONS THROUGH FISCAL 2002


Madison
Pontiac
Albany
Tyngsboro
Springfield
Providence (2)
Chicago (3)
Columbus
Springfield
Fairview Heights
Bowling Green
Tallahassee
Orlando (3)
Melbourne

We also refined our site selection process and paid considerable attention to keeping guest satisfaction ratings at very high levels, even during this period of rapid growth.

Results have been very encouraging. Through our "Fan Survey" mystery shopper program, all Smokey Bones locations have stayed above our high standard of at least 90% overall excellent ratings. While we recognize that each restaurant has opportunities for continued improvement, these results give us confidence that we're successfully translating our vision of friendly people, great barbecue and an energetic atmosphere to each new restaurant.







Financial Review

Management's Discussion and Analysis
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes found elsewhere in this report.

As of May 26, 2002, Darden Restaurants, Inc. (Darden or the Company) operated 1,211 Red Lobster, Olive Garden, Bahama Breeze, and Smokey Bones BBQ Sports Bar restaurants in the United States and Canada and licensed 33 restaurants in Japan. All of the restaurants in the U.S. and Canada are operated by the Company with no franchising. Darden's fiscal year ends on the last Sunday in May. Fiscal 2002, 2001, and 2000 each consisted of 52 weeks of operation.

On March 21, 2002, the Company's Board of Directors declared a three-for-two stock split of the Company's common stock. The stock split was effected in the form of a 50 percent stock dividend which was distributed to stockholders on May 1, 2002, for all stockholders of record as of the close of business April 10, 2002. All applicable references to number of shares and per share amounts of common stock have been adjusted to reflect the stock split.

Results of Operations for Fiscal 2002, 2001, and 2000

The following table sets forth selected operating data as a percentage of sales for the periods indicated. All information is derived from the consolidated statements of earnings for the periods indicated.

		Fiscal Years	
	2002	2001	2000
Sales	**100.0%**	100.0%	100.0%
Costs and Expenses:			
Cost of sales:			
Food and beverage	**31.7**	32.6	32.6
Restaurant labor	**31.4**	31.6	32.2
Restaurant expenses	**14.4**	14.0	13.9
Total Cost of Sales	**77.5%**	78.2%	78.7%
Selling, general, and administrative	**9.7**	9.8	9.9
Depreciation and amortization	**3.8**	3.7	3.6
Interest, net	**0.8**	0.8	0.6
Restructuring and asset impairment credit, net	**(0.1)**	–	(0.2)
Total Costs and Expenses	**91.7%**	92.5%	92.6%
Earnings before income taxes	**8.3**	7.5	7.4
Income taxes	**2.9**	2.6	2.6
Net Earnings	**5.4%**	4.9%	4.8%

Sales

Sales were $4.4 billion in fiscal 2002, $4.0 billion in fiscal 2001, and $3.7 billion in fiscal 2000.

The 9.4 percent increase in sales for fiscal 2002 was primarily due to increased annual same-restaurant sales in the U.S. and a net increase of 43 Company-owned restaurants since fiscal 2001. Increased U.S. same-restaurant sales for Red Lobster totaled 6.2 percent and resulted primarily from a 2.8 percent increase in average check and a 3.4 percent increase in guest counts. Increased U.S. same-restaurant sales for Olive Garden totaled 6.3 percent and resulted primarily from a 3.1 percent increase in average check and a 3.2 percent increase in guest counts. Red Lobster and Olive Garden have enjoyed 18 and 31 consecutive quarters of U.S. same-restaurant sales increases, respectively.

The 8.6 percent increase in sales for fiscal 2001 was primarily due to increased annual same-restaurant sales in the U.S. and a net increase of 29 Company-owned restaurants since fiscal 2000. Increased U.S. same-restaurant sales for Red Lobster totaled 5.9 percent and resulted primarily from a 4.8 percent increase in average check and a 1.1 percent increase in guest counts. Increased U.S. same-restaurant sales for Olive Garden totaled 7.2 percent and resulted primarily from a 4.9 percent increase in average check and a 2.3 percent increase in guest counts.

Costs and Expenses

Total costs and expenses were $4.0 billion in fiscal 2002, $3.7 billion in fiscal 2001, and $3.4 billion in fiscal 2000. As a percent of sales, total costs and expenses have decreased from 92.6 percent in fiscal 2000 to 92.5 percent in fiscal 2001 to 91.7 percent in fiscal 2002.The following analysis of the components of total costs and expenses is presented as a percent of sales.

Food and beverage costs decreased in fiscal 2002 primarily as a result of lower product costs and pricing changes. The comparability in fiscal 2001 and 2000 food and beverage costs is primarily a result of pricing changes, favorable menu-mix changes, and other efficiencies resulting from higher sales volumes in fiscal 2001, offset by higher product costs in fiscal 2001.

Restaurant labor decreased in fiscal 2002 and 2001 primarily due to efficiencies resulting from higher sales volumes.

Restaurant expenses include lease, property tax, credit card, utility, workers' compensation, new restaurant pre-opening, and other operating expenses. Restaurant expenses increased in fiscal 2002 primarily as a result of increased workers' compensation, credit card, new restaurant pre-opening, and other operating expenses which were only partially offset by lower utility expenses and the impact of higher sales volumes. Restaurant expenses in fiscal 2001 and 2000 were comparable, primarily as a result of higher sales volumes in

Management's Discussion and Analysis
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

fiscal 2001 and the fixed component of restaurant expenses in fiscal 2001 which were not impacted by higher sales volumes, offset by higher fiscal 2001 utility expenses.

Selling, general, and administrative expenses decreased in fiscal 2002 primarily as a result of decreased national television marketing expenses and the favorable impact of higher sales volumes in fiscal 2002, which were partially offset by the Company's fiscal 2002 donation made as a result of the industry's Dine Out for America benefit and other incremental fiscal 2002 donations to the Darden Restaurants, Inc. Foundation. Selling, general, and administrative expenses in fiscal 2001 were less than fiscal 2000 expenses primarily as a result of reduced marketing expenses and the favorable impact of higher sales volumes in fiscal 2001, which were partially offset by additional labor costs associated with new concept expansion and development.

Depreciation and amortization expense increased in fiscal 2002 and 2001 primarily as a result of new restaurant and remodel activity, partially offset by the favorable impact of higher sales volumes.

Net interest expense in fiscal 2002 was comparable to fiscal 2001 primarily because increased interest expense associated with higher debt levels was offset by the impact of higher fiscal 2002 sales volumes. Net interest expense in fiscal 2001 increased over fiscal 2000 primarily due to increased interest expense associated with higher debt levels in fiscal 2001, which was only partially offset by the impact of higher fiscal 2001 sales volumes.

Pre-tax restructuring credits of $2.6 million and $8.6 million were recorded in fiscal 2002 and 2000, respectively. The reversals resulted primarily because lease terminations in connection with the Company's fiscal 1997 restructuring were more favorable than projected. During fiscal 2000, an asset impairment charge of $2.6 million was recognized related to write-downs of the value of certain properties held for disposition. These amounts had no effect on the Company's cash flow. No restructuring credit or asset impairment expense was recognized in earnings during fiscal 2001. As of May 26, 2002, there was a remaining restructuring liability balance of $1.9 million, which relates primarily to lease buy-out costs associated with one closed leased property in which the lease term does not expire until March 2011.

Income Taxes

The effective income tax rate for fiscal 2002, 2001, and 2000 was 34.6 percent, 34.6 percent, and 35.5 percent, respectively. The comparability of fiscal 2002 and 2001 effective rates was primarily a result of increased tax expense associated with higher fiscal 2002 pre-tax earnings, which was offset by fiscal 2002 deductions that were not available in fiscal 2001. The decrease from fiscal 2000 to 2001 resulted primarily from increases in income tax credits and deductions that were not available in fiscal 2000, which was only partially offset by increased tax expense associated with higher fiscal 2001 pre-tax earnings.

Net Earnings and Net Earnings Per Share

Net earnings for fiscal 2002 were $237.8 million ($1.30 per diluted share) compared with net earnings for fiscal 2001 of $197.0 million ($1.06 per diluted share) and net earnings for fiscal 2000 of $176.7 million ($.89 per diluted share).

Net earnings and diluted net earnings per share for fiscal 2002 increased 20.7 percent and 22.6 percent, respectively, compared to fiscal 2001. Excluding the after-tax restructuring credit of $1.6 million taken in fiscal 2002, net earnings and diluted net earnings per share for fiscal 2002 increased 19.9 percent and 21.7 percent, respectively, compared to fiscal 2001. The increase in both net earnings and diluted net earnings per share was primarily due to increases in sales at both Red Lobster and Olive Garden and decreases in food and beverage costs and restaurant labor as a percent of sales. Diluted net earnings per share also reflected a reduction in the average diluted shares outstanding from fiscal 2001 to fiscal 2002 because of the Company's continuing repurchase of its outstanding common stock.

Net earnings and diluted net earnings per share for fiscal 2001 increased 11.5 percent and 19.1 percent, respectively, compared to fiscal 2000. Excluding the after-tax restructuring and asset impairment net credit of $3.6 million taken in fiscal 2000, net earnings and diluted net earnings per share for fiscal 2001 increased 13.8 percent and 20.5 percent, respectively, compared to fiscal 2000. The increase in both net earnings and diluted net earnings per share was primarily due to increases in sales at both Red Lobster and Olive Garden and decreases in restaurant labor as a percent of sales. Diluted net earnings per share also reflected a reduction in average diluted shares outstanding due to the Company's share repurchase activities.

Seasonality

The Company's sales volumes fluctuate seasonally. In fiscal 2002, 2001, and 2000, the Company's sales were highest in the spring, lowest in the fall, and comparable during winter and summer. Holidays, severe weather, storms, and similar conditions may impact sales volumes seasonally in some operating regions. Because of the seasonality of the Company's business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

Management's Discussion and Analysis
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Impact of Inflation
For fiscal 2002, 2001, and 2000, management believes that inflation has not had a significant overall effect on the Company's operations. As operating expenses increase, management believes the Company has historically been able to pass on increased costs through menu price increases and other strategies.

Critical Accounting Policies
The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period (see Note 1 to the Company's consolidated financial statements). Actual results could differ from those estimates.

Critical accounting policies are those that management believes are both most important to the portrayal of the Company's financial condition and operating results, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. The Company considers the following policies to be most critical in understanding the judgments that are involved in preparing its consolidated financial statements.

Land, Buildings, and Equipment
All land, buildings, and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from seven to 40 years using the straight-line method. Equipment is depreciated over estimated useful lives ranging from three to ten years also using the straight-line method. Accelerated depreciation methods are generally used for income tax purposes.

The Company's accounting policies regarding land, buildings, and equipment include judgments by management regarding the estimated useful lives of such assets, the residual values to which the assets are depreciated, and the determination as to what constitutes enhancing the value of or increasing the life of existing assets. These judgments and estimates may produce materially different amounts of depreciation and amortization expense than would be reported if different assumptions were used. As discussed further below, these judgments may also impact the Company's need to recognize an impairment charge on the carrying amount of these assets as the cash flows associated with the assets are realized.

Impairment of Long-Lived Assets
Restaurant sites and certain other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell, and are included in net assets held for disposal.

Judgments made by the Company related to the expected useful lives of long-lived assets and the ability of the Company to realize undiscounted cash flows in excess of the carrying amounts of such assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions, and changes in operating performance. As the Company assesses the ongoing expected cash flows and carrying amounts of its long-lived assets, these factors could cause the Company to realize a material impairment charge.

Self-Insurance Reserves
The Company self-insures a significant portion of expected losses under its workers' compensation, employee medical, and general liability programs. Accrued liabilities have been recorded based on the Company's estimates of the ultimate costs to settle incurred and incurred but not reported claims.

The Company's accounting policies regarding self-insurance programs include certain management judgments and actuarial assumptions regarding economic conditions, the frequency or severity of claims and claim development patterns, and claim reserve, management, and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these programs.

Liquidity and Capital Resources
Cash flows generated from operating activities provide the Company with a significant source of liquidity. Since substantially all Company sales are for cash and cash equivalents, and accounts payable are generally due in five to 30 days, the Company is able to carry current liabilities in excess of current assets. In addition to cash flows from operations, the Company

Management's Discussion and Analysis
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

uses a combination of long-term and short-term borrowings to fund its liquidity needs.

The Company manages its business and its financial ratios to maintain an investment grade bond rating, which allows access to financing at reasonable costs. Currently, the Company's publicly issued long-term debt carries "Baa1" (Moody's Investors Service), "BBB+" (Standard & Poor's) and "BBB+" (Fitch) ratings. The Company's commercial paper has ratings of "P-2" (Moody's Investors Service), "A-2" (Standard & Poor's) and "F-2" (Fitch). These ratings are only accurate as of the date of this annual report and have been obtained with the understanding that Moody's Investors Service, Standard & Poor's, and Fitch will continue to monitor the credit of the Company and make future adjustments to such ratings to the extent warranted. The ratings may be changed, superseded, or withdrawn at any time.

The Company's commercial paper program serves as its primary source of short-term financing. As of May 26, 2002, there were no borrowings outstanding under the program. To support its commercial paper program, the Company has a credit facility with a consortium of banks under which the Company can borrow up to $300 million. The credit facility expires in October 2004 and contains various restrictive covenants, such as maximum debt to capital ratios, but does not contain a prohibition on borrowing in the event of a ratings downgrade. None of these covenants is expected to impact the Company's liquidity or capital resources. As of May 26, 2002, no amounts were outstanding under the credit facility.

At May 26, 2002, the Company's long-term debt consisted principally of: (1) $150 million of unsecured 8.375 percent senior notes due in September 2005, (2) $150 million of unsecured 6.375 percent notes due in February 2006, (3) $75 million of unsecured 7.45 percent medium-term notes due in April 2011, (4) $100 million of unsecured 7.125 percent debentures due in February 2016, and (5) an unsecured, variable rate, $39.1 million commercial bank loan due in December 2018 that is used to support two loans from the Company to the Employee Stock Ownership Plan portion of the Darden Savings Plan. In addition, in March 2002, the Company issued $150 million of unsecured 5.75 percent medium-term notes due in March 2007. A portion of the proceeds from the issuance were used to repay short-term debt, and the remaining proceeds are being used to fund working capital needs. Through a shelf registration on file with the Securities and Exchange Commission, the Company has provided for the issuance of an additional $125 million of unsecured debt securities from time to time. The debt securities may bear interest at either fixed or floating rates, and may have maturity dates of nine months or more after issuance.

A summary of the Company's contractual obligations and commercial commitments as of May 26, 2002, is as follows (in thousands):

		Payments Due by Period			
Contractual Obligations	Total	Less Than 1 Year	2-3 Years	4-5 Years	After 5 Years
Long-term debt	$664,140	$ –	$ –	$450,000	$214,140
Operating leases	259,429	51,951	77,964	55,382	74,132
Total contractual cash obligations	$923,569	$51,951	$77,964	$505,382	$288,272

		Amount of Commitment Expiration per Period			
Other Commercial Commitments	Total Amounts Committed	Less Than 1 Year	2-3 Years	4-5 Years	Over 5 Years
Trade letters of credit	$ 9,786	$ 9,786	$ –	$ –	$ –
Standby letters of credit (1)	38,608	38,608	–	–	–
Guarantees (2)	5,463	1,204	1,285	1,171	1,803
Total commercial commitments	$ 53,857	$49,598	$ 1,285	$ 1,171	$ 1,803

1) Includes letters of credit for $30,000 of workers' compensation and general liabilities accrued in the Company's consolidated financial statements; also includes letters of credit for $7,289 of lease payments included in contractual operating lease obligation payments noted above.

2) Consists solely of guarantees associated with sub-leased properties. The Company is not aware of any non-performance under these sub-lease arrangements that would result in the Company having to perform in accordance with the terms of the guarantees.

Management's Discussion and Analysis
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company's adjusted debt to adjusted total capital ratio (which includes 6.25 times the total annual restaurant minimum rent and 3 times the total annual restaurant equipment minimum rent as a component of adjusted debt and adjusted total capital) was 46 percent and 44 percent at May 26, 2002, and May 27, 2001, respectively. The Company's fixed-charge coverage ratio, which measures the number of times each year that the Company earns enough to cover its fixed charges, amounted to 6.8 times and 6.5 times at May 26, 2002, and May 27, 2001, respectively. Based on these ratios, the Company believes its financial condition remains strong. The composition of the Company's capital structure is shown in the following table.

(In millions)	May 26, 2002	May 27, 2001
CAPITAL STRUCTURE		
Short-term debt	$ –	$ 12.0
Long-term debt	662.5	520.6
Total debt	662.5	532.6
Stockholders' equity	1,128.9	1,033.3
Total capital	$1,791.4	$1,565.9
ADJUSTMENTS TO CAPITAL		
Leases-debt equivalent	$ 294.6	$ 275.1
Adjusted total debt	957.1	807.7
Adjusted total capital	2,086.0	1,841.0
Debt to total capital ratio	37%	34%
Adjusted debt to adjusted total capital ratio	46%	44%

The Company's Board of Directors has approved a stock repurchase program that authorizes the Company to repurchase up to 96.9 million shares of the Company's common stock. Net cash flows used by financing activities included the Company's repurchase of 9.0 million shares of its common stock for $209 million in fiscal 2002 compared to 12.7 million shares for $177 million in fiscal 2001 and 17.2 million shares for $202 million in fiscal 2000. As of May 26, 2002, a total of 86.3 million shares have been purchased under the program. The stock repurchase program is used by the Company to offset the dilutive effect of stock option exercises and to increase shareholder value. The repurchased common stock is reflected as a reduction of stockholders' equity.

Net cash flows used by investing activities included capital expenditures incurred principally for building new restaurants, replacing equipment, and remodeling existing restaurants. Capital expenditures were $318 million in fiscal 2002, compared to $355 million in fiscal 2001, and $269 million in fiscal 2000. The reduced expenditures in fiscal 2002 resulted primarily from a reduction in renewal and replacement spending at Red Lobster restaurants. The increased expenditures in fiscal 2001 resulted primarily from new restaurant growth. The Company estimates that its fiscal 2003 capital expenditures will approximate $400 million. Net cash flows used by investing activities for fiscal 2002 also included the purchase of $32 million of trust-owned life insurance policies that cover certain Company officers and other key employees. The policies were purchased to offset a portion of the Company's obligations under its non-qualified deferred compensation plan.

The Company is not aware of any trends or events that would materially affect its capital requirements or liquidity. The Company believes that its internal cash generating capabilities and borrowings available under its shelf registration for unsecured debt securities and short-term commercial paper program should be sufficient to finance its capital expenditures, stock repurchase program, and other operating activities through fiscal 2003.

Financial Condition

The Company's current assets at May 26, 2002, totaled $450 million, a 37.0 percent increase over current assets of $328 million at May 27, 2001. The increase resulted primarily from increases in cash and cash equivalents of $91 million and short-term investments of $10 million that resulted principally from the short-term investment of proceeds received from the March 2002 medium-term debt issuance. Inventories also increased by $24 million primarily as a result of opportunistic seafood purchases and purchases in support of upcoming promotions.

Other assets of $159 million at May 26, 2002, increased from $109 million at May 27, 2001, primarily as a result of the purchase of $32 million of trust-owned life insurance policies during fiscal 2002 as well as an increase in capitalized costs associated with software improvements.

Current liabilities increased by $47 million compared to fiscal 2001, primarily as a result of increases in accrued income taxes, gift card and gift certificate payables, and employee benefit related accruals.

Management's Discussion and Analysis
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net non-current deferred income tax liabilities of $118 million at May 26, 2002, increased from $91 million at May 27, 2001, primarily as a result of current income tax deductions for certain capitalized software costs, smallwares, and equipment.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to a variety of market risks, including fluctuations in interest rates, foreign currency exchange rates, and commodity prices. To manage this exposure, Darden periodically enters into interest rate, foreign currency exchange, and commodity instruments for other than trading purposes. (See Notes 1 and 8 of the Notes to Consolidated Financial Statements.)

The Company uses the variance/covariance method to measure value at risk, over time horizons ranging from one week to one year, at the 95 percent confidence level. As of May 26, 2002, the Company's potential losses in future net earnings resulting from changes in foreign currency exchange rate instruments, commodity instruments, and floating rate debt interest rate exposures were approximately $1 million over a period of one year. The Company issued $150 million of new long-term fixed rate debt during fiscal 2002. The value at risk from an increase in the fair value of all of the Company's long-term fixed rate debt, over a period of one year, was approximately $39 million. The fair value of the Company's long-term fixed rate debt during fiscal 2002 averaged $522 million, with a high of $643 million and a low of $470 million. The Company's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows by targeting an appropriate mix of variable and fixed rate debt.

Future Application of Accounting Standards

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and resolves significant implementation issues that had evolved since the issuance of SFAS No. 121. SFAS No. 144 also establishes a single accounting model for long-lived assets to be disposed of by sale. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and its provisions are generally to be applied prospectively. The Company adopted SFAS No. 144 in the first quarter of fiscal 2003. Adoption of SFAS No. 144 did not materially impact the Company's consolidated financial statements.

Forward-Looking Statements

Certain statements included in this report and other materials filed or to be filed by the Company with the SEC (as well as information included in oral or written statements made or to be made by the Company) may contain statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words or phrases such as "believe," "plan," "will," "expect," "intend," "estimate," and "project," and similar expressions are intended to identify forward-looking statements. All of these statements, and any other statements in this report that are not historical facts, are forward-looking. Examples of forward-looking statements include, but are not limited to, projections regarding expected casual dining sales growth; the ability of the casual dining segment to weather economic downturns; demographic trends; the Company's expansion plans, capital expenditures, and business development activities; and the Company's long-term goals of increasing market share, expanding margins on incremental sales, and earnings growth. These forward-looking statements are based on assumptions concerning important factors, risks, and uncertainties that could significantly affect anticipated results in the future and, accordingly, could cause the actual results to differ materially from those expressed in the forward-looking statements. These factors, risks, and uncertainties include, but are not limited to:

- the highly competitive nature of the restaurant industry, especially pricing, service, location, personnel, and type and quality of food;
- economic, market, and other conditions, including changes in consumer preferences, demographic trends, weather conditions, construction costs, and the cost and availability of borrowed funds;
- changes in the cost or availability of food, real estate, and other items, and the general impact of inflation;
- the availability of desirable restaurant locations;
- government regulations, including those relating to zoning, land use, environmental matters, and liquor licenses; and
- growth plans, including real estate development and construction activities, the issuance and renewal of licenses and permits for restaurant development, and the availability of funds to finance growth.

Report of Management Responsibilities

The management of Darden Restaurants, Inc. is responsible for the fairness and accuracy of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using management's best estimates and judgments where appropriate. The financial information throughout this report is consistent with our consolidated financial statements.

Management has established a system of internal controls that provides reasonable assurance that assets are adequately safeguarded, and transactions are recorded accurately, in all material respects, in accordance with management's authorization. We maintain a strong audit program that independently evaluates the adequacy and effectiveness of internal controls. Our internal controls provide for appropriate separation of duties and responsibilities, and there are documented policies regarding utilization of Company assets and proper financial reporting. These formally stated and regularly communicated policies set high standards of ethical conduct for all employees.

The Audit Committee of the Board of Directors meets regularly to determine that management, internal auditors, and independent auditors are properly discharging their duties regarding internal control and financial reporting. The independent auditors, internal auditors, and employees have full and free access to the Audit Committee at any time.

KPMG LLP, independent certified public accountants, are retained to audit the Company's consolidated financial statements. Their report follows.

Joe R. Lee
Chairman of the Board and
Chief Executive Officer

Independent Auditors' Report

The Board of Directors and Stockholders
Darden Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 26, 2002, and May 27, 2001, and the related consolidated statements of earnings, changes in stockholders' equity and accumulated other comprehensive income, and cash flows for each of the years in the three-year period ended May 26, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darden Restaurants, Inc. and subsidiaries as of May 26, 2002, and May 27, 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended May 26, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Orlando, Florida
June 18, 2002

Consolidated Statements of Earnings

(In thousands, except per share data)	Fiscal Year Ended May 26, 2002	May 27, 2001	May 28, 2000
Sales	$4,368,701	$ 3,992,419	$ 3,675,461
Costs and Expenses:			
Cost of sales:			
Food and beverage	1,384,481	1,302,926	1,199,709
Restaurant labor	1,373,416	1,261,837	1,181,156
Restaurant expenses	626,702	559,670	510,727
Total Cost of Sales	$3,384,599	$ 3,124,433	$ 2,891,592
Selling, general, and administrative	420,947	389,240	363,041
Depreciation and amortization	165,829	146,864	130,464
Interest, net	36,585	30,664	22,388
Restructuring and asset impairment credit, net	(2,568)	–	(5,931)
Total Costs and Expenses	$4,005,392	$ 3,691,201	$ 3,401,554
Earnings before Income Taxes	363,309	301,218	273,907
Income Taxes	125,521	104,218	97,202
Net Earnings	$ 237,788	$ 197,000	$ 176,705
Net Earnings per Share:			
Basic	$ 1.36	$ 1.10	$ 0.92
Diluted	$ 1.30	$ 1.06	$ 0.89
Average Number of Common Shares Outstanding:			
Basic	174,700	179,600	192,800
Diluted	183,500	185,600	197,800

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(In thousands)	May 26, 2002	May 27, 2001
Assets		
Current Assets:		
Cash and cash equivalents	$ 152,875	$ 61,814
Short-term investments	9,904	–
Receivables	29,089	32,870
Inventories	172,413	148,429
Net assets held for disposal	10,047	10,087
Prepaid expenses and other current assets	23,076	26,942
Deferred income taxes	52,127	48,000
Total Current Assets	$ 449,531	$ 328,142
Land, Buildings, and Equipment	1,920,768	1,779,515
Other Assets	159,437	108,877
Total Assets	$ 2,529,736	$ 2,216,534
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 160,064	$ 156,859
Short-term debt	–	12,000
Current portion of long-term debt	–	2,647
Accrued payroll	87,936	82,588
Accrued income taxes	68,504	47,698
Other accrued taxes	30,474	27,429
Other current liabilities	254,036	225,037
Total Current Liabilities	$ 601,014	$ 554,258
Long-term Debt	662,506	517,927
Deferred Income Taxes	117,709	90,782
Other Liabilities	19,630	20,249
Total Liabilities	$ 1,400,859	$ 1,183,216
Stockholders' Equity:		
Common stock and surplus, no par value. Authorized 500,000 shares; issued 258,426 and 253,948 shares, respectively; outstanding 172,135 and 176,069 shares, respectively	$ 1,474,054	$ 1,405,799
Preferred stock, no par value. Authorized 25,000 shares; none issued and outstanding	–	–
Retained earnings	760,684	532,121
Treasury stock, 86,291 and 77,879 shares, at cost	(1,044,915)	(840,254)
Accumulated other comprehensive income	(12,841)	(13,102)
Unearned compensation	(46,108)	(49,322)
Officer notes receivable	(1,997)	(1,924)
Total Stockholders' Equity	$ 1,128,877	$ 1,033,318
Total Liabilities and Stockholders' Equity	$ 2,529,736	$ 2,216,534

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity and Accumulated Other Comprehensive Income

(In thousands, except per share data)	Common Stock and Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Unearned Compensation	Officer Notes Receivable	Total Stockholders' Equity
Balance at May 30, 1999	$1,328,796	$178,008	$(466,902)	$(12,115)	$(63,751)	$(1,687)	$ 962,349
Comprehensive income:							
Net earnings		176,705					176,705
Other comprehensive income, foreign currency adjustment				(342)			(342)
Total comprehensive income							176,363
Cash dividends declared ($0.053 per share)		(10,134)					(10,134)
Stock option exercises (1,730 shares)	10,212						10,212
Issuance of restricted stock (245 shares), net of forfeiture adjustments	3,638				(3,685)		(47)
Earned compensation					3,314		3,314
ESOP note receivable repayments					7,600		7,600
Income tax benefits credited to equity	5,506						5,506
Proceeds from issuance of equity put options	1,814						1,814
Purchases of common stock for treasury (17,230 shares)			(202,105)				(202,105)
Issuance of treasury stock under Employee Stock Purchase Plan (365 shares)	1,741		2,170				3,911
Issuance of officer notes, net						(181)	(181)
Balance at May 28, 2000	$1,351,707	$344,579	$(666,837)	$(12,457)	$(56,522)	$(1,868)	$ 958,602
Comprehensive income:							
Net earnings		197,000					197,000
Other comprehensive income, foreign currency adjustment				(645)			(645)
Total comprehensive income							196,355
Cash dividends declared ($0.053 per share)		(9,458)					(9,458)
Stock option exercises (4,670 shares)	33,158						33,158
Issuance of restricted stock (443 shares), net of forfeiture adjustments	3,986		1,035		(5,109)		(88)
Earned compensation					4,164		4,164
ESOP note receivable repayments					8,145		8,145
Income tax benefits credited to equity	15,287						15,287
Purchases of common stock for treasury (12,660 shares)			(176,511)				(176,511)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (336 shares)	1,661		2,059				3,720
Issuance of officer notes, net						(56)	(56)
Balance at May 27, 2001	$1,405,799	$532,121	$(840,254)	$(13,102)	$(49,322)	$(1,924)	$1,033,318
Comprehensive income:							
Net earnings		237,788					237,788
Other comprehensive income:							
Foreign currency adjustment				169			169
Change in fair value of derivatives, net of tax of $234				380			380
Minimum pension liability adjustment, net of tax benefit of $177				(288)			(288)
Total comprehensive income							238,049
Cash dividends declared ($0.053 per share)		(9,225)					(9,225)
Stock option exercises (4,310 shares)	34,742		1,364				36,106
Issuance of restricted stock (374 shares), net of forfeiture adjustments	5,666		815		(6,493)		(12)
Earned compensation					4,392		4,392
ESOP note receivable repayments					5,315		5,315
Income tax benefits credited to equity	24,989						24,989
Purchases of common stock for treasury (8,972 shares)			(208,578)				(208,578)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (290 shares)	2,858		1,738				4,596
Issuance of officer notes, net						(73)	(73)
Balance at May 26, 2002	$1,474,054	$760,684	$(1,044,915)	$(12,841)	$(46,108)	$(1,997)	$1,128,877

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)	May 26, 2002	Fiscal Year Ended May 27, 2001	May 28, 2000
Cash Flows – Operating Activities			
Net earnings	$ 237,788	$ 197,000	$ 176,705
Adjustments to reconcile net earnings to cash flows:			
Depreciation and amortization	165,829	146,864	130,464
Amortization of unearned compensation and loan costs	7,578	7,031	5,895
Change in current assets and liabilities	49,604	41,740	2,472
Change in other liabilities	(619)	(642)	(371)
Loss on disposal of land, buildings, and equipment	1,803	1,559	2,683
Change in cash surrender value of trust-owned life insurance	743	–	–
Deferred income taxes	22,800	11,750	24,609
Income tax benefits credited to equity	24,989	15,287	5,506
Non-cash restructuring and asset impairment credit, net	(2,568)	–	(5,931)
Other, net	195	(19)	594
Net Cash Provided by Operating Activities	$ 508,142	$ 420,570	$ 342,626
Cash Flows – Investing Activities			
Purchases of land, buildings, and equipment	(318,392)	(355,139)	(268,946)
Increase in other assets	(24,741)	(10,730)	(1,820)
Purchase of trust-owned life insurance	(31,500)	–	–
Proceeds from disposal of land, buildings, and equipment (including net assets held for disposal)	10,741	13,492	20,998
Purchases of short-term investments	(9,904)	–	–
Net Cash Used by Investing Activities	$ (373,796)	$ (352,377)	$ (249,768)
Cash Flows – Financing Activities			
Proceeds from issuance of common stock	40,520	36,701	13,944
Dividends paid	(9,225)	(9,458)	(10,134)
Purchases of treasury stock	(208,578)	(176,511)	(202,105)
ESOP note receivable repayments	5,315	8,145	7,600
(Decrease) increase in short-term debt	(12,000)	(103,000)	91,500
Proceeds from issuance of long-term debt	149,655	224,454	–
Repayment of long-term debt	(7,962)	(10,658)	(9,986)
Payment of loan costs	(1,010)	(2,154)	(349)
Proceeds from issuance of equity put options	–	–	1,814
Net Cash Used by Financing Activities	$ (43,285)	$ (32,481)	$ (107,716)
Increase (Decrease) in Cash and Cash Equivalents	91,061	35,712	(14,858)
Cash and Cash Equivalents - Beginning of Year	61,814	26,102	40,960
Cash and Cash Equivalents - End of Year	$ 152,875	$ 61,814	$ 26,102
Cash Flow from Changes in Current Assets and Liabilities			
Receivables	3,781	(4,908)	(7,706)
Inventories	(23,984)	(6,242)	(1,485)
Prepaid expenses and other current assets	1,987	(289)	(4,184)
Accounts payable	3,205	16,372	(4,238)
Accrued payroll	5,348	4,783	3,540
Accrued income taxes	20,806	14,442	16,712
Other accrued taxes	3,045	1,905	(441)
Other current liabilities	35,416	15,677	274
Change in Current Assets and Liabilities	$ 49,604	$ 41,740	$ 2,472

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, except per share data)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations and Principles of Consolidation

The consolidated financial statements include the operations of Darden Restaurants, Inc. and its wholly owned subsidiaries (the Company). The Company owns and operates various restaurant concepts located in the United States and Canada with no franchising. The Company also licenses 33 restaurants in Japan. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year ends on the last Sunday in May. Fiscal 2002, 2001, and 2000 each consisted of 52 weeks.

Cash Equivalents

Cash equivalents include highly liquid investments such as U.S. treasury bills, taxable municipal bonds, and money market funds that have a maturity of three months or less. Amounts receivable from credit card companies are also considered cash equivalents because they are both short-term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.

Short-Term Investments

Short-term investments include a U.S. treasury bill that is classified as a held-to-maturity security because the Company has the positive intent and ability to hold the security to maturity. The security is valued at amortized cost, which approximates fair value, and matures in September 2002.

Inventories

Inventories are valued at the lower of weighted-average cost or market.

Land, Buildings, and Equipment

All land, buildings, and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from seven to 40 years using the straight-line method. Equipment is depreciated over estimated useful lives ranging from three to ten years also using the straight-line method. Accelerated depreciation methods are generally used for income tax purposes. Depreciation expense amounted to $162,784, $145,058, and $129,094, in fiscal 2002, 2001, and 2000, respectively.

Capitalized Software Costs

Capitalized software is recorded at cost less accumulated amortization. Capitalized software is amortized using the straight-line method over estimated useful lives ranging from three to ten years. The cost of capitalized software at May 26, 2002, and May 27, 2001, amounted to $38,621 and $17,252, respectively. The increase for fiscal 2002 relates principally to capitalized costs associated with new enterprise reporting and human resource management systems. Accumulated amortization as of May 26, 2002, and May 27, 2001, amounted to $5,006 and $2,886, respectively.

Trust-Owned Life Insurance

In August 2001, the Company caused a trust that it previously had established to purchase life insurance policies covering certain Company officers and other key employees (trust-owned life insurance or TOLI). The trust is the owner and sole beneficiary of the TOLI policies. The policies, which had an initial cash surrender value of $31,500, were purchased to offset a portion of the Company's obligations under its non-qualified deferred compensation plan. The cash surrender value of the policies is included in other assets while changes in cash surrender value are included in selling, general, and administrative expenses.

Liquor Licenses

The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized. If there is permanent impairment in the value of a liquor license due to market changes, the asset is written down to its net realizable value. Annual liquor license renewal fees are expensed.

Impairment of Long-Lived Assets

Restaurant sites and certain other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a

Notes to Consolidated Financial Statements

comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell, and are included in net assets held for disposal.

Unearned Revenues

Unearned revenues represent the Company's liability for gift cards and certificates that have been sold but not yet redeemed and are recorded at their expected redemption value. When the gift cards and certificates are redeemed, the Company recognizes restaurant sales and reduces the deferred liability. Unearned revenues are included in other current liabilities and, at May 26, 2002, and May 27, 2001, amounted to $56,632 and $38,145, respectively.

Self-Insurance Reserves

The Company self-insures a significant portion of expected losses under its workers' compensation, employee medical, and general liability programs. Accrued liabilities have been recorded based on the Company's estimates of the ultimate costs to settle incurred and incurred but not reported claims.

Income Taxes

The Company provides for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income tax benefits credited to equity relate to tax benefits associated with amounts that are deductible for income tax purposes but do not affect net earnings. These benefits are principally generated from employee exercises of non-qualified stock options and vesting of employee restricted stock awards.

Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 2000, the FASB issued SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of FASB Statement No. 133." SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at fair value. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after June 30, 2000. The Company adopted SFAS No. 133 and SFAS No. 138 on May 28, 2001. There were no transition adjustments that were required to be recognized as a result of the adoption of these new standards, and therefore, adoption of these standards did not materially impact the Company's consolidated financial statements.

The Company uses financial and commodities derivatives in the management of interest rate and commodities pricing risks that are inherent in its business operations. The Company's use of derivative instruments is currently limited to interest rate hedges and commodities futures contracts. These instruments are structured as hedges of forecasted transactions or the variability of cash flow to be paid related to a recognized asset or liability (cash flow hedges). The Company may also use financial derivatives as part of its stock repurchase program, which is more fully described in Note 10. No derivative instruments are entered into for trading or speculative purposes. All derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Company documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

Notes to Consolidated Financial Statements

Changes in the fair value of derivatives that are highly effective and that are designated and qualify as cash flow hedges are recorded in other comprehensive income until earnings are affected by the variability in cash flows of the designated hedged item. Where applicable, the Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item or the derivative is terminated. Any changes in the fair value of a derivative where hedge accounting has been discontinued or is ineffective are recognized in earnings. Cash flows related to derivatives are included in operating activities.

Pre-Opening Expenses

Non-capital expenditures associated with opening new restaurants are expensed as incurred.

Advertising

Production costs of commercials and programming are charged to operations in the fiscal year the advertising is first aired. The costs of other advertising, promotion, and marketing programs are charged to operations in the fiscal year incurred. Advertising expense amounted to $187,950, $177,998, and $165,590, in fiscal 2002, 2001, and 2000, respectively.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," encourages the use of a fair-value method of accounting for stock-based awards under which the fair value of stock options is determined on the date of grant and expensed over the vesting period. As allowed by SFAS No. 123, the Company has elected to account for its stock-based compensation plans under an intrinsic value method that requires compensation expense to be recorded only, if on the date of grant, the current market price of the Company's common stock exceeds the exercise price the employee must pay for the stock. The Company's policy is to grant stock options at the fair market value of the underlying stock at the date of grant. The Company has adopted the disclosure requirements of SFAS No. 123.

Restricted stock and restricted stock unit (RSU) awards are recognized as unearned compensation, a component of stockholders' equity, based on the fair market value of the Company's common stock on the award date. These amounts are amortized to compensation expense over the vesting period using assumed forfeiture rates for different types of awards. Compensation expense is adjusted in future periods if actual forfeiture rates differ from initial estimates.

Net Earnings Per Share

Basic net earnings per share is computed by dividing net earnings by the weighted-average number of common shares outstanding for the reporting period. Diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Outstanding stock options issued by the Company represent the only dilutive effect reflected in diluted weighted-average shares outstanding. Options do not impact the numerator of the diluted net earnings per share computation.

Options to purchase 161,220, 3,618,900, and 5,379,300 shares of common stock were excluded from the calculation of diluted net earnings per share for fiscal 2002, 2001, and 2000, respectively, because their exercise prices exceeded the average market price of common shares for the period.

Comprehensive Income

Comprehensive income includes net earnings and other comprehensive income items that are excluded from net earnings under accounting principles generally accepted in the United States of America. Other comprehensive income items include foreign currency translation adjustments, the effective unrealized portion of changes in the fair value of cash flow hedges, and amounts associated with minimum pension liability adjustments.

Foreign Currency Translation

The Canadian dollar is the functional currency for the Company's Canadian restaurant operations. Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains and losses are reported as a separate component of accumulated other comprehensive income in stockholders' equity. Gains and losses from foreign currency transactions, which amounted to $33 and $1, respectively, are included in the consolidated statements of earnings for each period.

Notes to Consolidated Financial Statements

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

As of May 26, 2002, the Company operates 1,211 Red Lobster, Olive Garden, Bahama Breeze and Smokey Bones BBQ Sports Bar restaurants in North America as part of a single operating segment. The restaurants operate principally in the United States within the casual dining industry, providing similar products to similar customers. The restaurants also possess similar pricing structures resulting in similar long-term expected financial performance characteristics. Revenues from external customers are derived principally from food and beverage sales. The Company does not rely on any major customers as a source of revenue. Management believes that the Company meets the criteria for aggregating its operations into a single reporting segment.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform with current year presentation.

Accounting Change

In July 2000, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on EITF Issue 00-14, "Accounting for Certain Sales Incentives." EITF Issue 00-14 is effective for all annual or interim financial statements for periods beginning after December 15, 2001. The Company adopted EITF Issue 00-14 in the fourth quarter of fiscal 2002. EITF Issue 00-14 addresses the recognition, measurement, and income statement classification for sales incentives offered to customers. Sales incentives include discounts, coupons, and generally any other offers that entitle a customer to receive a reduction in the price of a product by submitting a claim for a refund or rebate. Under EITF Issue 00-14, the reduction in or refund of the selling price of the product resulting from any sales incentives should be classified as a reduction of revenue. Prior to adopting this pronouncement, the Company recognized sales incentives as either selling, general, and administrative expenses or restaurant expenses. As a result of adopting EITF Issue 00-14, sales incentives were reclassified as a reduction of sales for all fiscal periods presented. Amounts reclassified were $28,847, $28,738, and $25,795, in fiscal 2002, 2001, and 2000, respectively. This pronouncement did not have any impact on net earnings.

Future Application of Accounting Standards

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and resolves significant implementation issues that had evolved since the issuance of SFAS No. 121. SFAS No. 144 also establishes a single accounting model for long-lived assets to be disposed of by sale. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and its provisions are generally to be applied prospectively. The Company adopted SFAS No. 144 in the first quarter of fiscal 2003. Adoption of SFAS No. 144 did not materially impact the Company's consolidated financial statements.

NOTE 2 ACCOUNTS RECEIVABLE

The Company's accounts receivable is primarily comprised of receivables from national storage and distribution companies with which the Company contracts to provide services that are billed to the Company on a per-case basis. In connection with these services, certain Company inventory items are conveyed to these storage and distribution companies to transfer ownership and risk of loss prior to delivery of the inventory to our restaurants. These items are reacquired by the Company when the inventory is subsequently delivered to Company restaurants. These transactions do not impact the consolidated statements of earnings. Receivables from national storage and distribution companies amounted to $21,083 and $24,996 at May 26, 2002, and May 27, 2001, respectively. The allowance for doubtful accounts associated with all Company receivables amounted to $330 and $350 at May 26, 2002, and May 27, 2001, respectively.

Notes to Consolidated Financial Statements

NOTE 3 RESTRUCTURING AND ASSET IMPAIRMENT CREDIT, NET

Darden recorded asset impairment charges of $2,629 and $158,987 in fiscal 2000 and 1997, respectively, representing the difference between the fair value and carrying value of impaired assets. The asset impairment charges related to low-performing restaurant properties and other long-lived assets, including restaurants that have been closed. Fair value is generally determined based on appraisals or sales prices of comparable properties. In connection with the closing of certain restaurant properties, the Company recorded other restructuring expenses of $70,900 in fiscal 1997. The liability was established to accrue for estimated carrying costs of buildings and equipment prior to disposal, employee severance costs, lease buy-out provisions, and other costs associated with the restructuring action. All restaurant closings under this restructuring action have been completed. All other activities associated with these restructuring actions, including disposal of closed owned properties and lease buy-outs related to closed leased properties, were substantially completed during fiscal 2002.

During fiscal 2002 and 2000, the Company reversed portions of its 1997 restructuring liability totaling $2,568 and $8,560, respectively. The fiscal 2002 and 2000 reversals primarily resulted from favorable lease terminations. No restructuring or asset impairment expense or credit was charged to operating results during fiscal 2001. The components of the restructuring and asset impairment credit, net, and the after-tax and net earnings per share effects of these items for fiscal 2002 and 2000 are as follows:

	Fiscal Year 2002	Fiscal Year 2000
Carrying costs of buildings and equipment prior to disposal and employee severance costs	$ –	$ –
Lease buy-out provisions	2,568	8,560
Subtotal	2,568	8,560
Impairment of restaurant properties	–	(2,629)
Total restructuring and asset impairment credit, net	2,568	5,931
Less related income taxes	(991)	(2,308)
Restructuring and asset impairment credit, net, net of income taxes	1,577	3,623
Net earnings per share effect – basic and diluted	$ 0.01	$ 0.03

The restructuring liability is included in other current liabilities in the accompanying consolidated balance sheets. As of May 26, 2002, approximately $43,850 of carrying, employee severance, and lease buy-out costs associated with the 1997 restructuring action had been paid and charged against the restructuring liability. The remaining liability balance of $1,946 relates primarily to lease buy-out costs associated with one closed leased property in which the lease term does not expire until March 2011. A summary of restructuring liability activity for fiscal 2002 and 2001 is as follows:

	Fiscal Year 2002	Fiscal Year 2001
Beginning balance	$ 5,798	$ 8,564
Non-cash adjustments:		
Restructuring credits	(2,568)	–
Cash payments:		
Carrying costs and employee severance payments	(860)	(1,364)
Lease payments including lease buy-outs, net	(424)	(1,402)
Ending balance	$ 1,946	$ 5,798

During fiscal 2000, asset impairment charges of $12,000 included in the beginning fiscal 2000 restructuring liability were reclassified to reduce the carrying value of land. This reclassification related to asset impairment charges recorded in 1997 for long-lived assets associated with Canadian restaurants.

NOTE 4 LAND, BUILDINGS, AND EQUIPMENT

The components of land, buildings, and equipment are as follows:

	May 26, 2002	May 27, 2001
Land	$ 464,893	$ 426,171
Buildings	1,719,778	1,562,107
Equipment	830,404	759,812
Construction in progress	123,987	128,976
Total land, buildings, and equipment	3,139,062	2,877,066
Less accumulated depreciation	(1,218,294)	(1,097,551)
Net land, buildings, and equipment	$ 1,920,768	$ 1,779,515

Notes to Consolidated Financial Statements

NOTE 5 OTHER ASSETS

The components of other assets are as follows:

	May 26, 2002	May 27, 2001
Prepaid pension costs	$ 48,262	$ 45,624
Capitalized software costs	33,615	14,366
Trust-owned life insurance	30,757	–
Liquor licenses	19,405	18,642
Prepaid interest and loan costs	17,895	19,768
Miscellaneous	9,503	10,477
Total other assets	$159,437	$108,877

NOTE 6 SHORT-TERM DEBT

Short-term debt at May 26, 2002, and May 27, 2001, consisted of $0 and $12,000, respectively, of unsecured commercial paper borrowings with original maturities of one month or less. The debt bore an interest rate of 4.3 percent at May 27, 2001.

NOTE 7 LONG-TERM DEBT

The components of long-term debt are as follows:

	May 26, 2002	May 27, 2001
8.375% senior notes due September 2005	$150,000	$150,000
6.375% notes due February 2006	150,000	150,000
5.75% medium-term notes due March 2007	150,000	–
7.45% medium-term notes due April 2011	75,000	75,000
7.125% debentures due February 2016	100,000	100,000
ESOP loan with variable rate of interest (2.17% at May 26,2002) due December 2018	39,140	44,455
Other	–	2,647
Total long-term debt	664,140	522,102
Less issuance discount	(1,634)	(1,528)
Total long-term debt less issuance discount	662,506	520,574
Less current portion	–	(2,647)
Long-term debt, excluding current portion	$662,506	$517,927

In July 2000, the Company registered $500,000 of debt securities with the Securities and Exchange Commission (SEC) using a shelf registration process. Under this process, the Company may offer, from time to time, up to $500,000 of debt securities. In September 2000, the Company issued $150,000 of unsecured 8.375 percent senior notes due in September 2005. The senior notes rank equally with all of the Company's other unsecured and unsubordinated debt and are senior in right of payment to all of the Company's future subordinated debt.

In November 2000, the Company filed a prospectus supplement with the SEC to offer up to $350,000 of medium-term notes from time to time as part of the shelf registration process referred to above. In April 2001, the Company issued $75,000 of unsecured 7.45 percent medium-term notes due in April 2011. In March 2002, the Company issued $150,000 of unsecured 5.75 percent medium-term notes due in March 2007. As of May 26, 2002, the Company's shelf registration provides for the issuance of an additional $125,000 of unsecured debt securities.

In January 1996, the Company issued $150,000 of unsecured 6.375 percent notes due in February 2006 and $100,000 of unsecured 7.125 percent debentures due in February 2016. Concurrent with the issuance of the notes and debentures, the Company terminated, and settled for cash, interest-rate swap agreements with notional amounts totaling $200,000, which hedged the movement of interest rates prior to the issuance of the notes and debentures. The cash paid in terminating the interest-rate swap agreements is being amortized to interest expense over the life of the notes and debentures. The effective annual interest rate is 7.57 percent for the notes and 7.82 percent for the debentures, after consideration of loan costs, issuance discounts, and interest-rate swap termination costs.

The Company also maintains a credit facility that expires in October 2004, with a consortium of banks under which the Company can borrow up to $300,000. The credit facility allows the Company to borrow at interest rates that vary based on the prime rate, LIBOR, or a competitively bid rate among the members of the lender consortium, at the option of the Company. The credit facility is available to support the Company's commercial paper borrowing program, if necessary. The Company is required to pay a facility fee of 15 basis points per annum on the average daily amount of loan commitments by the consortium. The amount of interest and the annual facility fee are subject to change based on the Company's achievement of certain debt ratings and financial ratios, such as maximum debt to capital ratios. Advances under the credit facility are unsecured. At May 26, 2002, and May 27, 2001, no borrowings were outstanding under this credit facility.

The aggregate maturities of long-term debt for each of the five fiscal years subsequent to May 26, 2002, and thereafter are $0 in 2003 through 2005, $300,000 in 2006, $150,000 in 2007, and $214,140 thereafter.

Notes to Consolidated Financial Statements

NOTE 8 DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company uses interest rate related derivative instruments to manage its exposure on its debt instruments, as well as commodities derivatives to manage its exposure to commodity price fluctuations. By using these instruments, the Company exposes itself, from time to time, to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. The Company minimizes this credit risk by entering into transactions with high quality counterparties. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates or commodity prices. The Company minimizes this market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Natural Gas and Coffee Futures Contracts

During fiscal 2002, the Company entered into futures contracts to reduce the risk of natural gas and coffee price fluctuations. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value are not included in current earnings but are reported as other comprehensive income. These changes in fair value are subsequently reclassified into earnings when the natural gas and coffee are purchased and used by the Company in its operations. Net losses of $276 related to these derivatives were recognized in earnings during fiscal 2002. It is expected that $413 of net gains related to these contracts at May 26, 2002, will be reclassified from accumulated other comprehensive income into food and beverage costs or restaurant expenses during the next 12 months. To the extent these derivatives are not effective, changes in their fair value are immediately recognized in current earnings. Outstanding derivatives are included in other current assets or other current liabilities.

As of May 26, 2002, the maximum length of time over which the Company is hedging its exposure to the variability in future natural gas and coffee cash flows is six months and seven months, respectively. No gains or losses were reclassified into earnings during fiscal 2002 as a result of the discontinuance of natural gas and coffee cash flow hedges.

Interest Rate Lock Agreement

During fiscal 2002, the Company entered into a treasury interest rate lock agreement (treasury lock) to hedge the risk that the cost of a future issuance of fixed rate debt may be adversely affected by interest rate fluctuations. The treasury lock, which had a $75,000 notional principal amount of indebtedness, was used to hedge a portion of the interest payments associated with $150,000 of debt subsequently issued in March 2002. The treasury lock was settled at the time of the related debt issuance with a net gain of $267 being recognized in other comprehensive income. The net gain on the treasury lock is being amortized into earnings as an adjustment to interest expense over the same period in which the related interest costs on the new debt issuance are being recognized in earnings. Amortization of $67 was recognized in earnings as an adjustment to interest expense during fiscal 2002. It is expected that $53 of this gain will be recognized in earnings as an adjustment to interest expense during the next 12 months.

NOTE 9 FINANCIAL INSTRUMENTS

The Company has participated in the financial derivatives markets to manage its exposure to interest rate fluctuations. The Company had interest rate swaps with a notional amount of $200,000, which it used to convert variable rates on its long-term debt to fixed rates effective May 30, 1995. The Company received the one-month commercial paper interest rate and paid fixed-rate interest ranging from 7.51 percent to 7.89 percent. The interest rate swaps were settled during January 1996 at a cost to the Company of $27,670. This cost is being recognized as an adjustment to interest expense over the term of the Company's 10-year, 6.375 percent notes and 20-year, 7.125 percent debentures (see Note 7).

The following methods were used in estimating fair value disclosures for significant financial instruments: Cash equivalents and short-term debt approximate their carrying amount due to the short duration of those items. Short-term investments are carried at amortized cost, which approximates fair value. Long-term debt is based on quoted market prices or, if market prices are not available, the present value of the underlying cash flows discounted at the Company's incremental

Notes to Consolidated Financial Statements

borrowing rates. The carrying amounts and fair values of the Company's significant financial instruments are as follows:

	May 26, 2002		May 27, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$152,875	$152,875	$61,814	$61,814
Short-term investments	9,904	9,904	–	–
Short-term debt	–	–	12,000	12,000
Total long-term debt	662,506	680,115	520,574	513,392

NOTE 10 STOCKHOLDERS' EQUITY

Treasury Stock

The Company's Board of Directors has approved a stock repurchase program that authorizes the Company to repurchase up to 96.9 million shares of the Company's common stock. In fiscal 2002, 2001, and 2000, the Company purchased treasury stock totaling $208,578, $176,511, and $202,105, respectively. As of May 26, 2002, a total of 86.3 million shares have been purchased under the program. The Company's stock repurchase program is used by the Company to offset the dilutive effect of stock option exercises and to increase shareholder value. The repurchased common stock is reflected as a reduction of stockholders' equity.

As a part of its stock repurchase program, the Company issues equity put options from time to time that entitle the holder to sell shares of the Company's common stock to the Company, at a specified price, if the holder exercises the option. In fiscal 2000, the Company issued put options for 2,625,000 shares for $1,814 in premiums. At May 28, 2000, put options for 375,000 shares were outstanding. No put options were issued in fiscal 2002 or 2001 or outstanding at May 26, 2002, or May 27, 2001.

Stock Purchase/Loan Program

The Company has share ownership guidelines for its executive management. To assist management in meeting these guidelines, the Company implemented the 1998 Stock Purchase/Loan Program (1998 Program) under its Stock Option and Long-Term Incentive Plan of 1995. The 1998 Program provides loans to executives and awards two options for every new share purchased, up to a maximum total share value equal to a designated percentage of the executive's base compensation. Loans are full recourse and interest bearing, with a maximum principal amount of 75 percent of the value of the stock purchased. The stock purchased is held on deposit with the Company until the loan is repaid. The interest rate for loans under the 1998 Program is fixed and is equal to the applicable federal rate for mid-term loans with semi-annual compounding for the month in which the loan originates. Interest is payable on a weekly basis. Loan principal is payable in installments with 25 percent, 25 percent, and 50 percent of the total loan due at the end of the fifth, sixth, and seventh years of the loan. The Company accounts for outstanding officer notes receivable as a reduction of stockholders' equity.

Stockholders' Rights Plan

Under the Company's Rights Agreement, as amended, each share of the Company's common stock has associated with it two-thirds of a right to purchase one-hundredth of a share of the Company's Series A Participating Cumulative Preferred Stock at a purchase price of $62.50, subject to adjustment under certain circumstances to prevent dilution. The number of rights associated with each share of the Company's common stock reflects an adjustment resulting from the Company's three-for-two stock split in May 2002. The rights are exercisable when, and are not transferable apart from the Company's common stock until, a person or group has acquired 20 percent or more, or makes a tender offer for 20 percent or more, of the Company's common stock. If the specified percentage of the Company's common stock is then acquired, each right will entitle the holder (other than the acquiring company) to receive, upon exercise, common stock of either the Company or the acquiring company having a value equal to two times the exercise price of the right. The rights are redeemable by the Company's Board of Directors under certain circumstances and expire on May 24, 2005.

Stock Split

On March 21, 2002, the Company's Board of Directors declared a three-for-two stock split of the Company's common stock. The stock split was effected in the form of a 50 percent stock dividend which was distributed to stockholders on May 1, 2002, for all stockholders of record as of the close of business on April 10, 2002. In connection with the stock split, the number

Notes to Consolidated Financial Statements

of common shares reserved for issuance or subject to issuance under the Company's stock option, stock grant, and other plans was proportionately increased. The total number of common and preferred shares authorized for issuance under the Company's Articles of Incorporation remained the same. All applicable references to number of shares and per share amounts of common stock have been adjusted to reflect the stock split.

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows:

	May 26, 2002	May 27, 2001
Foreign currency translation adjustment	$(12,933)	$(13,102)
Unrealized gains on derivatives	380	–
Minimum pension liability adjustment	(288)	–
Total accumulated other comprehensive income (loss)	$(12,841)	$(13,102)

Reclassification adjustments associated with pre-tax net derivative losses realized in net earnings for fiscal 2002, 2001, and 2000 amounted to $209, $0, and $0, respectively.

NOTE 11 LEASES

An analysis of rent expense incurred under operating leases is as follows:

	Fiscal Year 2002	2001	2000
Restaurant minimum rent	$43,113	$40,007	$38,818
Restaurant percentage rent	3,550	3,163	2,183
Restaurant equipment minimum rent	8,386	8,388	8,267
Restaurant rent averaging expense	(518)	(510)	(473)
Transportation equipment	2,481	2,320	1,946
Office equipment	1,526	1,323	1,090
Office space	1,387	1,020	597
Warehouse space	237	227	227
Total rent expense	$60,162	$55,938	$52,655

Minimum rental obligations are accounted for on a straight-line basis over the term of the lease. Percentage rent expense is generally based on sales levels or changes in the Consumer Price Index. Many of the Company's leases have renewal periods totaling five to 20 years, exercisable at the option of the Company, and require payment of property taxes, insurance, and maintenance costs in addition to the rent payments. The annual non-cancelable future lease commitments for each of the five fiscal years subsequent to May 26, 2002, and thereafter are: $51,951 in 2003, $41,637 in 2004, $36,327 in 2005, $30,605 in 2006, $24,777 in 2007, and $74,132 thereafter, for a cumulative total of $259,429.

NOTE 12 INTEREST, NET

The components of interest, net, are as follows:

	Fiscal Year 2002	2001	2000
Interest expense	$41,493	$35,196	$24,999
Capitalized interest	(3,653)	(3,671)	(1,910)
Interest income	(1,255)	(861)	(701)
Interest, net	$36,585	$30,664	$22,388

Capitalized interest was computed using the Company's borrowing rate. The Company paid $31,027, $24,281, and $19,834 for interest (excluding amounts capitalized) in fiscal 2002, 2001, and 2000, respectively.

NOTE 13 INCOME TAXES

The components of earnings before income taxes and the provision for income taxes thereon are as follows:

	Fiscal Year 2002	2001	2000
Earnings before income taxes:			
U.S.	$359,947	$296,160	$269,802
Canada	3,362	5,058	4,105
Earnings before income taxes	$363,309	$301,218	$273,907
Income taxes:			
Current:			
Federal	$ 88,063	$ 79,285	$ 61,528
State and local	14,582	13,049	10,861
Canada	133	134	204
Total current	$102,778	$ 92,468	$ 72,593
Deferred (principally U.S.)	22,743	11,750	24,609
Total income taxes	$125,521	$104,218	$ 97,202

Notes to Consolidated Financial Statements

During fiscal 2002, 2001, and 2000, the Company paid income taxes of $56,839, $63,893, and $53,688, respectively.

The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate included in the accompanying consolidated statements of earnings:

	Fiscal Year		
	2002	2001	2000
U.S. statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefits	3.1	3.1	3.3
Benefit of federal income tax credits	(3.9)	(4.1)	(3.9)
Other, net	0.4	0.6	1.1
Effective income tax rate	34.6%	34.6%	35.5%

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

	May 26, 2002	May 27, 2001
Accrued liabilities	$ 19,052	$ 14,899
Compensation and employee benefits	52,804	50,902
Asset disposition and restructuring liabilities	2,283	5,306
Net assets held for disposal	301	937
Other	2,392	2,436
Gross deferred tax assets	$ 76,832	$ 74,480
Buildings and equipment	(93,752)	(73,578)
Prepaid pension costs	(18,096)	(17,376)
Prepaid interest	(3,478)	(3,812)
Deferred rent and interest income	(12,496)	(13,474)
Capitalized software and other assets	(12,127)	(5,840)
Other	(2,465)	(3,182)
Gross deferred tax liabilities	$(142,414)	$(117,262)
Net deferred tax liabilities	$ (65,582)	$ (42,782)

A valuation allowance for deferred tax assets is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. As of May 26, 2002, and May 27, 2001, no valuation allowance has been recognized for deferred tax assets because the Company believes that sufficient projected future taxable income will be generated to fully utilize the benefits of these deductible amounts.

NOTE 14 RETIREMENT PLANS

Defined Benefit Plans and Post-Retirement Benefit Plan

Substantially all of the Company's employees are eligible to participate in a retirement plan. The Company sponsors noncontributory defined benefit pension plans for its salaried employees, in which benefits are based on various formulas that include years of service and compensation factors, and a group of hourly employees, in which a frozen level of benefits is provided. The Company's policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended. The Company also sponsors a contributory post-retirement benefit plan that provides health care benefits to its salaried retirees.

Notes to Consolidated Financial Statements

The following provides a reconciliation of the changes in the plan benefit obligation, fair value of plan assets, and the funded status of the plans as of February 28, 2002 and 2001:

	Defined Benefit Plans [1]		Post-Retirement Benefit Plan	
	2002	2001	2002	2001
Change in Benefit Obligation:				
Benefit obligation at beginning of period	$ 97,339	$ 82,634	$ 6,739	$ 5,663
Service cost	3,586	3,488	291	246
Interest cost	7,145	6,450	500	448
Participant contributions	–	–	91	96
Benefits paid	(4,412)	(3,765)	(214)	(159)
Actuarial loss	7,497	8,532	1,949	445
Benefit obligation at end of period	$111,155	$ 97,339	$ 9,356	$ 6,739
Change in Plan Assets:				
Fair value at beginning of period	$120,042	$115,872	$ –	$ –
Actual return on plan assets	(6,097)	7,894	–	–
Employer contributions	41	41	123	63
Participant contributions	–	–	91	96
Benefits paid	(4,412)	(3,765)	(214)	(159)
Fair value at end of period	$109,574	$120,042	$ –	$ –
Reconciliation of the Plan's Funded Status:				
Funded status at end of year	$ (1,581)	$ 22,703	$(9,356)	$(6,739)
Unrecognized transition asset	–	(642)	–	–
Unrecognized prior service cost	(1,392)	(1,849)	47	65
Unrecognized actuarial loss (gain)	47,762	22,857	1,579	(371)
Contributions for March to May	10	10	44	28
Prepaid (accrued) benefit costs	$ 44,799	$ 43,079	$(7,686)	$(7,017)
Components of the Consolidated Balance Sheets:				
Prepaid benefit costs	$ 48,262	$ 45,624	$ –	$ –
Accrued benefit costs	(3,929)	(2,545)	(7,686)	(7,017)
Accumulated other comprehensive income	466	–	–	–
Net asset (liability) recognized	$ 44,799	$ 43,079	$(7,686)	$(7,017)

(1) For plans with accumulated benefit obligations in excess of plan assets, the accumulated benefit obligation and fair value of plan assets were $3,939 and $0, respectively, as of February 28, 2002, and $2,781 and $0, respectively, as of February 28, 2001.

The following table presents the weighted-average assumptions used to determine the actuarial present value of the defined benefit plans and the post-retirement benefit plan obligations:

	Defined Benefit Plans		Post-Retirement Benefit Plan	
	2002	2001	2002	2001
Discount rate	7.0%	7.5%	7.0%	7.5%
Expected long-term rate of return on plan assets	10.4%	10.4%	N/A	N/A
Rate of future compensation increases	3.75%	4.0%	N/A	N/A

The assumed health care cost trend rate increase in the per-capita charges for benefits ranged from 9.0 percent to 10.0 percent for fiscal 2003, depending on the medical service category. The rates gradually decrease to a range of 4.0 percent to 5.0 percent through fiscal 2007 and remain at that level thereafter.

The assumed health care cost trend rate has a significant effect on amounts reported for retiree health care plans. A one-percentage-point variance in the assumed health care cost trend rate would increase or decrease the total of the service and interest cost components of net periodic post-retirement benefit cost by $166 and $126, respectively, and would increase or decrease the accumulated post-retirement benefit obligation by $1,955 and $1,560, respectively.

Notes to Consolidated Financial Statements

Components of net periodic benefit cost (income) are as follows:

	Defined Benefit Plans			Post-Retirement Benefit Plan		
	2002	2001	2000	2002	2001	2000
Service cost	$ 3,586	$ 3,488	$ 3,091	$291	$246	$260
Interest cost	7,145	6,255	5,509	500	447	396
Expected return on plan assets	(12,416)	(11,589)	(10,652)	–	–	–
Amortization of unrecognized transition asset	(642)	(642)	(642)	–	–	–
Amortization of unrecognized prior service cost	(456)	(456)	(456)	18	18	18
Recognized net actuarial loss (gain)	1,104	213	1,405	–	(18)	–
Net periodic benefit cost (income)	$ (1,679)	$ (2,731)	$ (1,745)	$809	$693	$674

Defined Contribution Plan

The Company has a defined contribution plan covering most employees age 21 and older. The Company matches contributions for participants with at least one year of service at up to six percent of compensation, based on Company performance. The match ranges from a minimum of $0.25 up to $1.00 for each dollar contributed by the participant. The plan had net assets of $442,030 at May 26, 2002, and $363,610 at May 27, 2001. Expense recognized in fiscal 2002, 2001, and 2000 was $1,593, $3,358, and $3,729, respectively. Employees classified as "highly compensated" under the Internal Revenue Code are ineligible to participate in this plan. Amounts payable to highly compensated employees under a separate, non-qualified deferred compensation plan totaled $66,241 and $53,763 as of May 26, 2002 and May 27, 2001, respectively.

The defined contribution plan includes an Employee Stock Ownership Plan (ESOP). This ESOP originally borrowed $50,000 from third parties, with guarantees by the Company, and borrowed $25,000 from the Company at a variable interest rate. The $50,000 third party loan was refinanced in 1997 by a commercial bank's loan to the Company and a corresponding loan from the Company to the ESOP. Compensation expense is recognized as contributions are accrued. In addition to matching plan participant contributions, Company contributions to the plan are also made to pay certain employee incentive bonuses. Fluctuations in the Company's stock price impact the amount of expense to be recognized. Contributions to the plan, plus the dividends accumulated on allocated and unallocated shares held by the ESOP, are used to pay principal, interest, and expenses of the plan. As loan payments are made, common stock is allocated to ESOP participants. In fiscal 2002, 2001, and 2000, the ESOP incurred interest expense of $1,258, $3,086, and $3,436, respectively, and used dividends received of $735, $415, and $941, respectively, and contributions received from the Company of $5,166, $9,224, and $9,385, respectively, to pay principal and interest on its debt.

Company shares owned by the ESOP are included in average common shares outstanding for purposes of calculating net earnings per share. At May 26, 2002, the ESOP's debt to the Company had a balance of $39,140 with a variable rate of interest of 2.17 percent; $22,240 of the principal balance is due to be repaid no later than December 2007, with the remaining $16,900 due to be repaid no later than December 2014. The number of Company common shares within the ESOP at May 26, 2002, approximates 13,460,000 shares, representing 4,682,000 allocated shares, 197,000 committed-to-be-released shares, and 8,581,000 suspense shares.

NOTE 15 STOCK PLANS

The Company maintains three principal stock option and stock grant plans: the Amended and Restated Stock Option and Long-Term Incentive Plan of 1995 (1995 Plan); the Restaurant Management and Employee Stock Plan of 2000 (2000 Plan); and the Stock Plan for Directors (Director Plan). All of the plans are administered by the Compensation Committee of the Board of Directors. The 1995 Plan provides for the issuance of up to 33,300,000 common shares in connection with the granting of non-qualified stock options, restricted stock, or RSUs to key employees. Restricted stock and RSUs may be granted under the plan for up to 2,250,000 shares. The 2000 Plan provides for the issuance of up to 5,400,000 common shares out of the Company's treasury in connection with the granting of non-qualified stock options and restricted stock or RSUs to key employees, excluding directors and Section

Notes to Consolidated Financial Statements

16 reporting officers. Restricted stock and RSUs may be granted under the plan for up to five percent of the shares authorized under the plan. The Director Plan provides for the issuance of up to 375,000 common shares out of the Company's treasury in connection with the granting of non-qualified stock options and restricted stock and RSUs to non-employee directors. Under all of the plans, stock options are granted at a price equal to the fair market value of the shares at the date of grant, for terms not exceeding ten years, and have various vesting periods at the discretion of the Compensation Committee. Outstanding options generally vest over two to four years. Restricted stock and RSUs granted under the 1995 and 2000 Plans generally vest over periods ranging from three to five years and no sooner than one year from the date of grant. The restricted period for certain grants may be accelerated based on performance goals established by the Committee.

The Company also maintains the Compensation Plan for Non-Employee Directors. This plan provides that non-employee directors may elect to receive their annual retainer and meeting fees in any combination of cash, deferred cash, or Company common shares, and authorizes the issuance of up to 75,000 common shares out of the Company's treasury for this purpose. The common shares issuable under the plan have an aggregate fair market value equal to the value of the foregone retainer and meeting fees.

The per share weighted-average fair value of stock options granted during fiscal 2002, 2001, and 2000 was $12.25, $11.69, and $4.31, respectively. These amounts were determined using the Black Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments, and the risk-free interest rate over the expected life of the option. The dividend yield was calculated by dividing the current annualized dividend by the option price for each grant. The expected volatility was determined considering stock prices for the fiscal year the grant occurred and prior fiscal years, as well as considering industry volatility data. The risk-free interest rate was the rate available on zero coupon U.S. government obligations with a term equal to the remaining term for each grant. The expected life of the option was estimated based on the exercise history from previous grants.

The weighted-average assumptions used in the Black Scholes model were as follows:

	Stock Options Granted in Fiscal Year		
	2002	2001	2000
Risk-free interest rate	4.50%	7.00%	6.50%
Expected volatility of stock	30.0%	30.0%	30.0%
Dividend yield	0.1%	0.1%	0.1%
Expected option life	6.0 years	6.0 years	6.0 years

The Company applies an intrinsic value method in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for stock options granted under any of its stock plans because the exercise price of all options granted was equal to the current market value of the Company's stock on the grant date. Had the Company determined compensation expense for its stock options based on the fair value at the grant date as prescribed under SFAS No. 123, the Company's net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below:

	Fiscal Year		
	2002	2001	2000
Net earnings			
As reported	$237,788	$197,000	$176,705
Pro forma	$222,097	$184,542	$168,171
Basic net earnings per share			
As reported	$ 1.36	$ 1.10	$ 0.92
Pro forma	$ 1.27	$ 1.03	$ 0.87
Diluted net earnings per share			
As reported	$ 1.30	$ 1.06	$ 0.89
Pro forma	$ 1.21	$ 0.99	$ 0.85

To determine pro forma net earnings, reported net earnings have been adjusted for compensation expense associated with stock options granted that are expected to eventually vest.

Notes to Consolidated Financial Statements

Stock option activity during the periods indicated was as follows:

	Options Exercisable	Weighted-Average Exercise Price Per Share	Options Outstanding	Weighted-Average Exercise Price Per Share
Balance at May 30, 1999	8,825,661	$7.02	23,249,327	$ 7.57
Options granted			5,591,244	$13.94
Options exercised			(1,729,383)	$ 6.12
Options cancelled			(758,427)	$ 8.71
Balance at May 28, 2000	10,068,389	$7.12	26,352,761	$ 8.98
Options granted			5,375,727	$10.99
Options exercised			(4,670,100)	$ 7.00
Options cancelled			(926,100)	$10.82
Balance at May 27, 2001	12,222,339	$7.62	26,132,288	$ 9.68
Options granted			5,776,350	$17.36
Options exercised			(4,310,327)	$ 8.36
Options cancelled			(675,776)	$13.49
Balance at May 26, 2002	12,152,538	$8.31	26,922,535	$11.44

The following table provides information regarding exercisable and outstanding options as of May 26, 2002:

Range of Exercise Price Per Share	Options Exercisable	Weighted-Average Exercise Price Per Share	Options Outstanding	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Years)
$ 4.00 - $10.00	8,911,470	7.02	8,933,218	7.02	3.28
$10.01 - $15.00	3,178,559	11.75	12,273,097	11.95	7.28
$15.01 - $20.00	59,461	18.18	5,549,702	17.01	9.15
Over $20.00	3,048	20.45	166,518	25.89	8.55
	12,152,538	$ 8.31	26,922,535	$11.44	6.35

The Company granted restricted stock and RSUs during fiscal 2002, 2001, and 2000 totaling 428,280, 563,306 and 336,459 shares, respectively. The per share weighted-average fair value of the awards granted in fiscal 2002, 2001, and 2000 was $17.10, $10.67, and $13.64, respectively. After giving consideration to assumed forfeiture rates and subsequent forfeiture adjustments, compensation expense recognized in net earnings for awards granted in fiscal 2002, 2001, and 2000 amounted to $4,392, $4,164, and $3,314, respectively.

NOTE 16 EMPLOYEE STOCK PURCHASE PLAN

The Company maintains the Darden Restaurants Employee Stock Purchase Plan to provide eligible employees who have completed one year of service an opportunity to purchase shares of its common stock, subject to certain limitations. Under the plan, employees may elect to purchase shares at the lower of 85 percent of the fair market value of the Company's common stock as of the first or last trading days of each quarterly participation period. During fiscal 2002, 2001, and 2000, employees purchased shares of common stock under the plan totaling 284,576, 328,338, and 364,722, respectively. As of May 26, 2002, an additional 1,039,865 shares are available for issuance.

No compensation expense has been recognized for shares issued under the plan. The impact of recognizing compensation expense for purchases made under the plan in accordance with the fair value method specified in SFAS No. 123 is less than $200 and has no impact on reported basic or diluted net earnings per share.

Notes to Consolidated Financial Statements

NOTE 17 COMMITMENTS AND CONTINGENCIES

The Company makes trade commitments in the course of its normal operations. As of May 26, 2002, and May 27, 2001, the Company was contingently liable for approximately $9,786 and $10,889, respectively, under outstanding trade letters of credit issued in connection with purchase commitments. These letters of credit have terms of one month or less and are used to collateralize the Company's obligations to third parties for the purchase of inventories.

As collateral for performance on contracts and as credit guarantees to banks and insurers, the Company is contingently liable under standby letters of credit. As of May 26, 2002, and May 27, 2001, the Company had $30,000 and $30,000, respectively, of standby letters of credit related to workers' compensation and general liabilities accrued in the Company's consolidated financial statements. As of May 26, 2002, and May 27, 2001, the Company had $8,608 and $8,166, respectively, of standby letters of credit related to contractual operating lease obligation and other payments. All standby letters of credit are renewable annually.

As of May 26, 2002, and May 27, 2001, the Company had $5,463 and $6,922, respectively, of guarantees associated with third party sub-lease obligations. The guarantees expire over the lease terms.

The Company is involved in litigation arising from the normal course of business. In the opinion of management, this litigation is not expected to materially impact the Company's consolidated financial statements.

NOTE 18 QUARTERLY DATA (UNAUDITED)

The following table summarizes unaudited quarterly data for fiscal 2002 and 2001:

	Fiscal 2002 – Quarters Ended				
	Aug. 26	Nov. 25	Feb. 24	May 26	Total
Sales	$1,073,892	$1,007,475	$1,124,943	$1,162,391	$4,368,701
Restaurant Operating Profit (1)	245,332	206,506	258,435	273,829	984,102
Earnings before Income Taxes (2)	95,577	56,255	102,776	108,701	363,309
Net Earnings (2)	62,156	36,463	66,220	72,949	237,788
Net Earnings per Share:(2)					
Basic	0.35	0.21	0.38	0.42	1.36
Diluted	0.34	0.20	0.36	0.40	1.30
Dividends Paid per Share	–	0.0265	–	0.0265	0.053
Stock Price:					
High	21.667	21.653	28.660	29.767	N/A
Low	16.400	15.400	20.007	23.733	N/A

	Fiscal 2001 – Quarters Ended				
	Aug. 27	Nov. 26	Feb. 25	May 27	Total
Sales	$1,011,292	$ 925,879	$ 981,216	$1,074,032	$3,992,419
Restaurant Operating Profit (1)	224,758	191,075	214,640	237,513	867,986
Earnings before Income Taxes	87,838	45,311	75,491	92,578	301,218
Net Earnings	56,921	29,541	49,527	61,011	197,000
Net Earnings per Share:					
Basic	0.31	0.17	0.27	0.35	1.10
Diluted	0.31	0.16	0.27	0.33	1.06
Dividends Paid per Share	–	0.0265	–	0.0265	0.053
Stock Price:					
High	12.583	17.500	18.000	19.660	N/A
Low	10.292	11.083	12.667	13.773	N/A

(1) Restaurant operating profit is calculated as sales less cost of sales.

(2) Includes after-tax restructuring credits of $1,394 and $183 recorded in the second and fourth quarters of fiscal 2002, respectively. The related basic and diluted net earnings per share impact of the credits recorded in the second and fourth quarters of fiscal 2002 amounted to $0.01 and $0.00, respectively.

Notes to Consolidated Financial Statements

Five-Year Financial Summary

(In thousands, except per share data)

	Fiscal Year Ended				
Operating Results	May 26, 2002	May 27, 2001	May 28, 2000	May 30, 1999	May 31, 1998
Sales	$4,368,701	$3,992,419	$3,675,461	$3,432,375	$3,261,555
Costs and Expenses:					
Cost of sales:					
Food and beverage	1,384,481	1,302,926	1,199,709	1,133,705	1,083,629
Restaurant labor	1,373,416	1,261,837	1,181,156	1,117,401	1,062,490
Restaurant expenses	626,702	559,670	510,727	485,708	477,182
Total Cost of Sales	$3,384,599	$3,124,433	$2,891,592	$2,736,814	$2,623,301
Restaurant Operating Profit	984,102	867,986	783,869	695,561	638,254
Selling, general, and administrative	420,947	389,240	363,041	343,280	338,209
Depreciation and amortization	165,829	146,864	130,464	125,327	126,289
Interest, net	36,585	30,664	22,388	19,540	20,084
Restructuring and asset impairment credit, net	(2,568)	–	(5,931)	(8,461)	–
Total Costs and Expenses	$4,005,392	$3,691,201	$3,401,554	$3,216,500	$3,107,883
Earnings before Income Taxes	363,309	301,218	273,907	215,875	153,672
Income Taxes	125,521	104,218	97,202	75,337	51,958
Net Earnings [1]	$ 237,788	$ 197,000	$ 176,705	$ 140,538	$ 101,714
Net Earnings per Share:[1]					
Basic	$ 1.36	$ 1.10	$ 0.92	$ 0.68	$ 0.46
Diluted	$ 1.30	$ 1.06	$ 0.89	$ 0.66	$ 0.45
Average Number of Common Shares Outstanding, Net of Shares Held in Treasury:					
Basic	174,700	179,600	192,800	206,000	222,500
Diluted	183,500	185,600	197,800	212,100	227,100
Financial Position					
Total Assets	$2,529,736	$2,216,534	$1,969,555	$1,888,560	$1,984,742
Land, Buildings, and Equipment	1,920,768	1,779,515	1,578,541	1,461,535	1,490,348
Working Capital (Deficit)	(151,483)	(226,116)	(316,427)	(194,478)	(161,123)
Long-term Debt	662,506	520,574	306,586	316,451	310,608
Stockholders' Equity	1,128,877	1,033,318	958,602	962,349	1,019,845
Stockholders' Equity per Share	6.56	5.87	5.23	4.86	4.82
Other Statistics					
Cash Flow from Operations	$ 508,142	$ 420,570	$ 342,626	$ 357,942	$ 239,933
Capital Expenditures	318,392	355,139	268,946	123,673	112,168
Dividends Paid	9,225	9,458	10,134	10,857	11,681
Dividends Paid per Share	0.053	0.053	0.053	0.053	0.053
Advertising Expense	187,950	177,998	165,590	162,934	165,928
Stock Price:					
High	29.767	19.660	15.375	15.583	12.083
Low	15.400	10.292	8.292	9.458	5.417
Close	$ 25.030	$ 19.267	$ 12.583	$ 14.208	$ 10.292
Number of Employees	133,200	128,900	122,300	116,700	114,800
Number of Restaurants	1,211	1,168	1,139	1,139	1,151

(1) Net earnings and net earnings per share, excluding net restructuring and asset impairment credit, for the fiscal years presented is as follows:

Net Earnings	$ 236,211	$ 197,000	$ 173,082	$ 135,313	$101,714
Net Earnings per Share					
Basic	$ 1.35	$ 1.10	$ 0.90	$ 0.66	$ 0.46
Diluted	$ 1.29	$ 1.06	$ 0.87	$ 0.64	$ 0.45

Corporate Responsibility

WHEN THE NATION AND THE WORLD WERE SHOCKED BY THE TERRORIST ATTACKS IN NEW YORK, WASHINGTON AND NEAR PITTSBURGH ON SEPTEMBER 11, THE TIMES SQUARE OLIVE GARDEN IN THE HEART OF MANHATTAN SHUT DOWN NORMAL OPERATIONS AND BECAME A RELIEF STATION FOR TIRED AND HUNGRY FIREFIGHTERS, POLICEMEN AND LOCAL RESIDENTS WHO WERE WITHOUT POWER, WATER AND BASIC NECESSITIES.

Red Lobster restaurants near Washington took food to fire stations, blood banks, Red Cross centers and the Port Authority Police at Dulles Airport. Bahama Breeze and Smokey Bones locations also fed public servants and blood bank workers around the country, and the Restaurant Support Center in Orlando, FL, raised more than $50,000 in one day for the American Red Cross, including matching funds from the Darden Restaurants Foundation.

In addition, all Darden restaurants across North America participated in Dine Out for America, contributing 100% of their profits from October 11 – nearly $1.5 million – to the Red Cross Disaster Relief Fund.

For more than 30 years, Darden volunteers have been among the first to serve whenever there's a need in the community. In fact, throughout our Company's existence two strong threads have woven together our diverse community of restaurants: our commitment to being a premier restaurant company and our commitment to giving back to the communities in which we operate.

Both are equally important and form the touchstone of our Company's culture. We believe in taking an active role in shaping the quality of life in our communities. We see our communities across the country as more than just business locations. We have put down roots, live in our communities, raise our families there and have a stake in improving the quality of life there.

From our earliest days as a company, back when there was just one Red Lobster in one little town in Florida, our founder and namesake Bill Darden set the tone for the kind of company we would become. Bill believed in being a good neighbor and doing whatever he could to contribute to his community.

We've continued to build on this legacy in the years since. Through corporate and restaurant giving, the Darden Restaurants Foundation and the Darden Environmental Trust, in partnership with our employees, business partners and community organizations, we contributed more than $9 million to our communities in fiscal 2002.

We focus our philanthropy on four key areas: education, arts and culture, social services and nutrition, and environmental and natural resources. We're especially interested in programs that foster diversity and fairness. No community can thrive unless all its citizens play an active role and have the opportunity to flourish. We are also particularly interested in supporting programs and organizations in which our employees volunteer.



New York City police officers and a server from the Times Square Olive Garden carry donated food headed for relief workers at "Ground Zero," site of the World Trade Center disaster.

In communities large and small throughout the country, Darden employees are actively answering the call to get involved, give back, and make a difference. We strongly believe our employees' volunteer efforts are critical in creating strong, vital communities, and our philanthropy program allows us to enhance their efforts. Money alone cannot solve the pressing issues facing our communities. But combining the financial resources of our philanthropy program with the hands-on work of our employees multiplies the efforts of both, creating far-reaching and lasting effects.

We are proud of our record as responsible corporate citizens, as represented by some key projects we supported in fiscal 2002:

SUPPORTING KIDS; FEEDING FAMILIES

Boys & Girls Clubs

An increasing number of children are on their own after school with no adult supervision and little companionship. Boys & Girls Clubs of America provide kids a safe, fun place to learn, a place where they can receive the care, guidance, and nurturing children need to grow and thrive. The clubs offer a variety of programs aimed at addressing today's most pressing youth issues.

Darden passionately believes in the mission of Boys & Girls Clubs, and that's why we are major supporters. This year Darden supported the Boys & Girls Clubs of Central Florida's Capital/Endowment Campaign with a $400,000 grant, the first installment of a three-year, $1,000,000 commitment. The grant will help the Central Florida clubs serve 5,200 new children projected to need services in the next five years, in addition to the 8,500 current members. Darden also helped the Boys & Girls Clubs conduct their capital campaign, through volunteer support and helping develop media materials.

In addition, everywhere Bahama Breeze opens a new restaurant, it hosts $5-a-person "practice runs" for the community and donates the proceeds to local Boys & Girls Clubs.

Cops & Lobsters

Each year Red Lobster restaurants and law enforcement agencies around the United States and Canada participate in Cops & Lobsters. Uniformed officers serve as celebrity servers who talk to guests about International Special Olympics and ask for donations. It's a fun event for guests, servers and the officers, and is highly successful, raising millions of dollars for Special Olympics.

Pasta for Pennies

School children throughout the country collect pennies to donate to the Leukemia and Lymphoma Society of America during Olive Garden's annual Pasta for Pennies program. Classes compete against each other to raise the most pennies, and the top class wins a catered lunch from a local Olive Garden. This year more than 900,000 students in 1,295 schools raised $1.7 million to help find a cure for leukemia and lymphoma.

Share Our Strength

More than 33 million Americans – one in 10 households – cannot afford enough food to meet their basic needs. Share Our Strength is dedicated to finding immediate and long-term solutions for ending hunger and poverty in the U.S., a mission that is close to Darden's heart as well. In partnership with the food industry, SOS teaches low-income families food budgeting and healthy cooking skills and supports organizations that provide emergency food, build community gardens and operate inner-city farmer's markets.

The annual Taste of the Nation fundraiser held in 70 cities across the United States and Canada is SOS's premier benefit. One hundred percent of the funds raised go to fight hunger. Again this year, Darden is a proud corporate sponsor of the Central Florida Taste of the Nation. The Orlando event raises funds for the Second Harvest Food Bank of Central Florida and the Coalition for the Homeless of Central Florida.

CELEBRATING DIVERSITY

Recruiting, hiring and nurturing the careers of women and minorities and increasing the diversity of our suppliers is a top priority at Darden.



Clockwise: Dick Rivera (joined by Mary Darden, wife of the late Bill Darden) and Brad Blum – former presidents of Red Lobster and Olive Garden respectively, and current vice chairmen of Darden – visit restaurants during Dine Out for America to help raise funds for 9/11 disaster relief. Latino students received college scholarships thanks in part to a $25,000 grant from the Darden Restaurants Foundation. Boys and Girls Clubs are safe, positive and fun places where kids build life-long relationships.

Our efforts have earned national recognition, including from *Fortune* magazine, which has ranked Darden as one of the top 50 companies for minorities three years in a row.

We put our commitment to diversity in action through partnerships with a variety of local and national organizations, including the Urban League, NAACP, the National Minority Supplier Development Council, the Hispanic-American, African-American and Asian-American Chambers of Commerce, The East Los Angeles Community Union (TELACU), the National Council of LaRaza, the National Council for Community and Justice, and the United Negro College fund, to name a few.

TELACU

The East Los Angeles Community Union is one of the foremost community and economic development organizations in Los Angeles. This year, Darden contributed $25,000 to the TELACU Education Foundation's scholarship program, which works to increase the college graduation rates of Latino students from the greater Los Angeles area.

Encompassing more than just scholarship money, the program offers a range of services, including a retention and leadership program, internships, mentorships and an educational resource center.

Corporate Responsibility


UNIVERSITY OF
FLORIDA
UNIVERSITY OF
University of Florida

Clockwise: Culinary students put their skills to the test during the ProStart Culinary Team Competition. An ultralight aircraft teaches endangered whooping cranes to migrate from Wisconsin to Florida as part of the Whooping Crane Recovery Plan of the Natural Resources Foundation of Wisconsin. Darden CEO Joe Lee (front, left) and John Kraft, dean of the College of Business, along with a group of University of Florida alums from Darden, were on hand to award $1.2 million to the university to create a Diversity and Business Ethics Endowment.

These programs teach scholarship recipients how to study, how to manage money, where to go on campus for help, and other college survival skills. For the past four years, 100% of TELACU scholarship recipients have stayed in college. That's compared to a 60% to 80% dropout rate of Latino students in similar circumstances.

PROMOTING EDUCATION

The Darden Restaurants Foundation Diversity and Business Ethics Endowment

This year, the Darden Restaurants Foundation awarded $1.22 million to the University of Florida's Warrington College of Business to create the Darden Restaurants Foundation Diversity and Business Ethics Endowment. It is the first comprehensive diversity and business ethics endowment in the hospitality industry.

The endowment provides for the hiring of a Darden Restaurants professor of Diversity Management to teach undergraduate and graduate courses that are open to all students at the university. At least 1,000 students each year will directly or indirectly benefit from the endowment. It will also fund up to $31,000 annually in scholarships for five undergraduate and six graduate students excelling in business ethics, and a speaker series that will bring outstanding lecturers to the campus to discuss current diversity and business ethics issues.

GIVING BACK TO THE INDUSTRY

ProStart

Each year Darden Restaurants awards grants and other support to hospitality industry programs in colleges, universities, and other organizations around the country. ProStart is one of the programs we supported this year. The ProStart School-to-Career program, developed by the Educational Foundation of the National Restaurant Association, prepares high school students for entry-level management jobs in the restaurant industry. The two-year program introduces high school juniors and seniors to the food-service industry and teaches them career skills.

The curriculum covers 25 different subject areas and pairs students with participating restaurants to get after-school, for-credit workplace experience. One fun event that lets students put their skills to the test each year is the ProStart Culinary Team Competitions. Students graduating from the program receive certification from the Educational Foundation of the National Restaurant Association.

PROTECTING OUR NATURAL RESOURCES

We believe that responsible use of the earth's natural resources is critical if we are to feed and house the generations that follow us and preserve the earth's natural beauty for all to enjoy. As more plant and animal inhabitants of the earth face extinction, enhancing biodiversity, protecting fragile ecosystems, and building public awareness of environmental stewardship is more important than ever.

The Natural Resources Foundation of Wisconsin's Whooping Crane Recovery Plan

The tallest bird in America, the whooping crane stands five feet tall, has a wingspan of seven feet, and has a distinctive bugle call that can be heard for two miles. In the late 1800s there were about 1,500 of these magnificent birds in North America. But by the 1940s, their numbers had dwindled to about 15. Conservation efforts brought those numbers back to nearly 200 whoopers in the 1990s, migrating between protected refuges in Texas and Canada.

They are still the most endangered bird in the United States. The Whooping Crane Recovery Plan of the Natural Resources Foundation of Wisconsin is attempting to create a second flock of migrating whooping cranes to ensure the survival of the species, in case the Canada/Texas flock does not survive. The project entails training hand-reared whooper chicks in Wisconsin to follow an ultralight aircraft to a refuge in Florida. The first chicks made the trip successfully last year and then found their own route back to Wisconsin. A $25,000 Darden Restaurants Foundation grant enabled the NRFW to purchase a vehicle used to support the migration team. The team will try to help 18 more whoopers migrate this year, with the ultimate goal of creating a flock of 100.

Board of *Directors*



Row 1, left to right

Dr. Leonard L. Berry
Professor of Marketing
Mays College of Business
Texas A&M University

Bradley D. Blum
Vice Chairman,
Darden Restaurants, Inc.

Michael D. Rose
Chairman
Gaylord Entertainment
Company, a diversified
entertainment company

Row 2, left to right

Odie C. Donald
Consultant to and former
President of DIRECTV, Inc.,
a satellite television service

Julius Erving, II
Vice President, RDV Sports
and Executive Vice President,
Orlando Magic,
an NBA basketball team

Joe R. Lee
Chairman and
Chief Executive Officer,
Darden Restaurants, Inc.

Row 3, left to right

Connie Mack, III
Senior Policy Advisor,
Shaw, Pittman, Potts &
Trowbridge, a law firm,
and former U.S. Senator

Richard E. Rivera
Vice Chairman,
Darden Restaurants, Inc.

David H. Hughes
Chairman and CEO,
Hughes Supply, Inc.
a building supply company

Maria A. Sastre
Vice President,
Total Guest Satisfaction
Services, Royal Caribbean
International, a unit of
Royal Caribbean Cruises, Ltd.,
a global cruise line company

Row 4, left to right

Jack A. Smith
Retired Chairman of the Board,
The Sports Authority, Inc.,
a national sporting
goods chain

Blaine Sweatt, III
President,
New Business Development and
Executive Vice President,
Darden Restaurants, Inc.

Rita P. Wilson
Retired President,
Allstate Indemnity Company,
a subsidiary of Allstate
Insurance Company

Corporate *Officers*



Row 1, left to right

Richard J. Walsh
Senior Vice President,
Corporate Relations

Clarence Otis, Jr.
Executive Vice President,
Chief Financial Officer

Daniel M. Lyons
Senior Vice President,
Human Resources

Linda J. Dimopoulos
Senior Vice President,
Chief Information Officer

Row 2, left to right

Gary L. Heckel
President,
Bahama Breeze

Paula J. Shives
Senior Vice President,
General Counsel
and Secretary

Stephen E. Helsel
Senior Vice President,
Corporate Controller

Robert W. Mock
President,
Smokey Bones

Row 3, left to right

Laurie Burns
Senior Vice President,
Development

Barry Moullet
Senior Vice President,
Purchasing, Distribution and
Food Safety

Edna Morris
President,
Red Lobster

Andrew Madsen
President,
Olive Garden

Shareholder Information

Transfer Agent, Registrar and Dividend Payments

Wachovia Bank National Association
1525 West W.T. Harris Boulevard, 3C3
Charlotte, NC 28288-1153
Phone: (800) 829-8432

Address correspondence as appropriate to the attention of:
Address Changes
Stock Transfers
Shareholder Services

Independent Auditors

KPMG LLP
111 North Orange Avenue
Suite 1600
Orlando, FL 32801
Phone: (407) 423-3426

Form 10-K Report

Shareholders may request a free copy of the Company's Form 10-K, including schedules but excluding exhibits, by writing to Investor Relations, Darden Restaurants, Inc., P.O. Box 593330, Orlando, FL 32859-3330.

Shareholder Reports/Investor Inquiries

Shareholders seeking information about Darden Restaurants are invited to contact the Investor Relations Department at (800) 832-7336. Recorded summaries of quarterly earnings announcements and other Company news are available on the toll-free line. Shareholders may also request to receive, free of charge, copies of the quarterly earnings releases.

Information may also be obtained by visiting the Company's Web site at www.darden.com. Annual reports, SEC filings, press releases, and other Company news are readily available on the Web site.

Darden Restaurants Foundation Annual Report

To receive a copy of the 2002 Darden Restaurants Foundation Annual Report, mail a request to the Foundation Administrator, Darden Restaurants, Inc., P.O. Box 593330, Orlando, FL 32859-3330, or visit our Web site at www.darden.com.

Notice of Annual Meeting

The Annual Meeting of Shareholders will be held at 10:00 a.m. Eastern Daylight Time, Thursday, September 19, 2002, at Gaylord Palms Resort, 6000 W. Osceola Parkway, Kissimmee, FL 34746.

Markets

New York Stock Exchange
Stock Exchange Symbol: DRI

Web Site Addresses

www.darden.com
www.redlobster.com
www.olivegarden.com
tuscany.olivegarden.com
www.bahamabreeze.com
www.smokeybones.com

Company Address

Darden Restaurants, Inc.
5900 Lake Ellenor Drive
Orlando, FL 32809
Phone: (407) 245-4000

Mailing Address

Darden Restaurants, Inc.
P.O. Box 593330
Orlando, FL 32859-3330

This is the Bottom Line

RESTAURANTS®

Darden Restaurants, Inc.
5900 Lake Ellenor Drive
Orlando, Florida 32809
(407) 245-4000
www.darden.com